As filed with the Securities and Exchange Commission on June 25, 2004

Securities Act Registration No. 333-29687

Investment Company Act Registration No. 811-8267

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[Ö]
Pre-Effective Amendment No.___	[ ]
Post-Effective Amendment No. 8	[Ö]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[Ö]
Amendment No. 10	[Ö]

KOPP FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

7701 France Avenue South Suite 500 Edina, Minnesota (Address of Principal Executive Offices)	55435 (Zip Code)

Registrant’s Telephone Number, including Area Code: (952) 841-0400

Kathleen S. Tillotson

Kopp Funds, Inc.

7701 France Avenue South, Suite 500

Edina, Minnesota 55435

(Name and Address of Agent for Service)

Copies to:

Carol A. Gehl

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin  53202

It is proposed that this filing will become effective (check appropriate box):

[  ] immediately upon filing pursuant to Rule 485(b).

[  ] on (date) pursuant to Rule 485(b).

[  ] 60 days after filing pursuant to Rule 485(a)(1).

[  ] on (date) pursuant to Rule 485(a)(1).

[  ] 75 days after filing pursuant to Rule 485(a)(2).

[Ö] on September 8, 2004 pursuant to Rule 485(a)(2).

Explanatory Note:  This Post-Effective Amendment to the Registration Statement of Kopp Funds, Inc. relates only to the Kopp Total Quality Management Fund and does not relate to, amend, supersede or otherwise affect the separate Prospectus and Statement of Additional Information for the Kopp Emerging Growth Fund contained in Post-Effective Amendment No. 7.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Date of Issuance:  June 25, 2004

PROSPECTUS

September 30, 2004

[Logo]

Kopp Funds

Kopp Total Quality Management Fund

7701 France Avenue South, Suite 500

Edina, Minnesota  55435

Telephone:  1-888-533-KOPP

Facsimile:  1-952-841-0411

Website:  www.koppfunds.com

The investment objective of the Kopp Total Quality Management Fund (“Fund”) is long-term capital appreciation.  The Fund seeks to achieve its investment objective by investing primarily in common stocks of companies that Kopp Investment Advisors, LLC (“Advisor”) determines have implemented a Quality Management System.  The Fund is a long-term investment, intended to complement your other investments.

This Prospectus contains information you should consider before you invest in the Fund.

Please read it carefully and keep it for future reference.

____________________

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

___________________

•

Not FDIC-Insured

•

No Bank Guarantee

•

May Lose Value

TABLE OF CONTENTS

HIGHLIGHTS	3

FEES AND EXPENSES OF THE FUND	6

INVESTMENT OBJECTIVE	7

PRINCIPAL INVESTMENT STRATEGY	7

IMPLEMENTATION OF INVESTMENT OBJECTIVE	8

FINANCIAL HIGHLIGHTS OF THE FUND	9

FUND MANAGEMENT AND DISTRIBUTION	10

YOUR ACCOUNT	11

VALUATION OF FUND SHARES	22

PORTFOLIO HOLDINGS DISCLOSURE POLICY	22

DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS AND TAX TREATMENT	22

ADDITIONAL INFORMATION	24

You should rely only on the information contained in this document and the Fund’s Statement of Additional Information (“SAI”).  We have not authorized anyone to provide you with information that is different.  This Prospectus is not an offer to sell securities in any state or jurisdiction in which an offering may not lawfully be made.

HIGHLIGHTS

èWhat is the objective of the Fund?

The Fund’s objective is long-term capital appreciation.

èWhat is the Fund’s principal investment strategy?

The Fund’s principal strategy is to invest in common stocks of companies generally included in the S&P 500 that have implemented a Quality Management System (“QMS”), as determined by Advisor.  QMS is a management philosophy where a company undertakes a systematic process of evaluating its business practices and engages in a continuous effort to improve its operations throughout the organization.  The Fund invests primarily in common stocks included in the Q-100® Index.  The Q-100® Index generally consists of 100 companies included in the S&P 500 Index, selected based on QMS criteria.  The Fund seeks to exceed, before expenses, the total return of the S&P 500 Index.  This is primarily a large-cap strategy.

In order to determine whether a company is suitable for inclusion in the Q-100® Index or for investment by the Fund, Advisor uses qualitative and quantitative techniques to determine the company’s composite quality score (“CQS”).  When determining a company’s CQS, Advisor currently considers up to seven categories of criteria, each with a unique set of indicators.  Advisor selects companies that have high CQSs relative to other companies in the same or similar economic sectors and industry groups within the S&P 500.  Due to changes in index composition, up to 20% of the Fund’s net assets may be invested outside of the S&P 500 or the Q-100®.  In addition, for temporary defensive purposes, the Fund may invest in money market instruments or other fixed-income securities, or retain cash or cash equivalents.

èWhat are the principal risks of investing in the Fund?

There can be no assurance that the investment objective of the Fund will be achieved or that the Fund’s focus on investments in companies that implement QMS principles and practices or that are included in the Q-100® Index will provide a greater return than investments in other companies.  The price of your shares in the Fund will fluctuate and may, at redemption, be worth less than your initial purchase price - accordingly, you may lose money on your investment.  Stock values can decline for an extended period of time.  Advisor makes no attempt to time the market.

Among the principal risks that could adversely affect the value of the Fund’s shares and the return on your investment are the following:

•

Market Risk:

The market value of a security will fluctuate, sometimes rapidly and unpredictably, due to sector rotation or other economic or market trends.  In addition, market performance tends to be cyclical, and, in the various cycles, certain investment styles will fall in and out of favor.  If the Fund’s style is not in favor, the Fund’s gains may not be as large as, or its losses may be larger than, other equity funds using different investment styles.

•

Management Risk:

Advisor may simply do a poor job of selecting stocks for the Fund.

•

Large Company

Stocks of large companies, such as many of the companies

Stock Risk:

represented in the S&P 500, occasionally go through cycles of doing worse (or better) than the stock market in general or other types of investments.

•

Investment Style

Information that could be beneficial to the measurement of a QMS

Risk:

may not be publicly available.  Advisor may use estimates or other data as a proxy, which proxy data may be subject to error.  While an evaluation structure is followed, much of the evaluation is subjective.  Individual stocks selected for the Q-100® Index or the Fund may be more or less successful than the average stock in the S&P 500.  A QMS may not translate into stock performance expected by Advisor.  Implementation of a QMS generally takes an extended period of time to be reflected, if at all, in a company’s stock price.  Companies adopting a QMS approach, or that are included in the Q-100® Index, may not be best positioned for growth or may be unable to withstand economic downturns.

For a more detailed description of specific risks that are inherent to the Fund’s investment strategy, see “Implementation of Investment Objective.”

èIs an investment in the Fund appropriate for me?

The Fund may be suitable for long-term investors only.  It is not a short-term investment vehicle.  An investment in the Fund may be appropriate if you:

•

seek long-term capital appreciation;

•

seek a mutual fund for the equity portion of your portfolio;

•

have no immediate financial requirements for this investment; and

•

are willing to accept volatility.

The Fund is designed for investors who have the financial ability to undertake greater risk in exchange for the potential to realize greater financial gains in the future.  The Fund should be used in a program of diversified investing and not as a complete investment program.

èPerformance History

A newly created series of Kopp Funds, Inc., the Fund was created to acquire the assets, and assume the liabilities, of General Securities, Incorporated, an open-end management investment company in operation since 1951 (“GSI Fund”).  This acquisition, which involved the issuance of Class I shares of the Fund to the shareholders of the GSI Fund in exchange for the GSI Fund’s assets and liabilities, was effected on September 30, 2004 (“Acquisition”).  Accordingly, the Class I shares of the Fund represent the successor to the GSI Fund.  As a result, the following return information for Class I shares was derived from the performance records of the GSI Fund.  The equity-scoring investment strategy of the GSI Fund has evolved over time, and thus past performance may not reflect results correlating to consistent use of the current methodology.

Class A and Class C shares commenced operations on the date of this Prospectus and, thus, do not have a performance history.

The return information provided in the bar chart and tables below illustrates how the Fund’s performance can vary, which is one indication of the risks of investing in the Fund.  The information shows changes in the Fund’s performance from year to year over a ten-year period and shows how the Fund’s average annual returns for one, five and ten years compare to those of a broad-based measure of market performance.  Please keep in mind that past performance (before and after taxes) is not necessarily indicative of future returns.

Class I Shares Calendar Year Total Returns(1),(2	Class I Shares Best and Worst Quarterly Performance 1/1/94 to 12/31/03
	Best Quarter Return 26.35% (4th quarter, 1999)	Worst Quarter Return (21.71)% (4th quarter, 2000)

(1) The year-to-date return as of the quarter ended

June 30, 2004 is ___%.

(2) Sales loads, if any, or account fees are not reflected in the bar chart.  If these amounts were reflected, returns

  would be less than those shown.

The Fund’s after tax returns for the Class I shares as shown in the following table are intended to show the impact of assumed federal income taxes on an investment in the Fund.  The Fund’s “Return After Taxes on Distributions” shows the effect of taxable distributions (dividends and capital gains distributions), but assumes that you still hold the Fund shares at the end of the period and, thus, do not have any taxable gain or loss on your investment in shares of the Fund.  The Fund’s “Return After Taxes on Distributions and Sale of Fund Shares” shows the effect of both taxable distributions and any taxable gain or loss that would be realized if the Fund shares were purchased at the beginning and sold at the end of the specified period.  The after tax returns are calculated using the highest historical individual federal marginal income tax rate in effect and do not reflect the impact of state and local taxes.  In certain cases, the figure representing “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than the other return figures for the same period.  A higher after tax return results when a capital loss occurs upon redemption and provides an assumed tax deduction that benefits the investor.  Your actual after-tax returns depend on your tax situation and may differ from those shown.  If you own Fund shares in a tax-deferred account, such as a 401(k) plan or individual retirement account (“IRA”), this information does not apply to your investment because such accounts are only subject to taxes upon redemption.

Average Annual Total Returns as of December 31, 2003

Class/Index	Past One Year(1)	Past Five Years (1)	Past Ten Years (1)
Class I
Return Before Taxes	24.65%	(2.09)%	5.75%
Return After Taxes on Distributions	24.19%	(2.97)%	4.19%
Return After Taxes on Distributions and Sale of Fund Shares	16.40%	(1.93)%	4.39%
S&P 500 Index (2)	28.67%	(0.57)%	11.06%

_______________

(1)

Quoted returns assume reinvestment of all distributions (in the case of after-tax returns, reinvested net of assumed taxes).

(2)

The S&P 500 Index is the Standard & Poor’s Composite Index of 500 stocks, a widely recognized unmanaged index of common stock prices of large-capitalization U.S. companies.  The S&P 500 Index is not an actual investment and does not reflect the deduction of fees, expenses or taxes that mutual fund investors bear.

As previously noted, the returns presented above are for the GSI Fund, which is the predecessor of the Fund’s Class I shares.  Returns for the Fund’s Class A and C shares, which are not presented here because these share classes commenced operations on the date of this Prospectus, will vary from those shown.

FEES AND EXPENSES OF THE FUND

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  The Annual Fund Operating Expenses table and example shown below are based on estimates for the Fund’s current fiscal year, rather than actual expenses of the Fund’s predecessor, the GSI Fund, for the prior fiscal year.  If the GSI Fund’s expenses for the prior fiscal year were to be restated to reflect current fees, the restated expenses would be the same as those shown below.  Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

Class A

Class C

Class I

Shareholder Fees (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases

  (as a percentage of offering price)

3.50%(1)

None

None

Maximum deferred sales charge (load) imposed on redemptions

  (as a percentage of amount redeemed)

1.00%(2)

1.00%(3)

None

Redemption fee (as a percentage of amount redeemed)

2.00%(4)

2.00%(4)

2.00%(5)

Annual Fund Operating Expenses  (expenses that are deducted

from Fund assets) (6)

Management fees

1.00%

1.00%

1.00%

Distribution and shareholder servicing (12b-1) fees(7)

0.35%

1.00%

None

Other expenses(8)

0.55%

0.55%

0.55%

Less:  Waiver and/or reimbursement

<0.40%>(9)

<1.05%>

<0.05%>(9)

    Total annual Fund operating expenses

1.50%

1.50%

1.50%(9)

_______________

(1)

This sales charge is the maximum applicable to purchases of Class A shares.  You may not have to pay this sales charge because waivers and reduced sales charges are available.  See “Your Account-Class A Shares.”

(2)

A contingent deferred sales charge (“CDSC”) of up to 1% may be imposed on redemptions of certain Class A shares which were purchased without a sales charge and redeemed within 24 months of purchase.  See “Your Account-Class A Shares.”

(3)

A CDSC of up to 1% may be imposed on redemptions of certain Class C shares which are redeemed within 12 months of purchase.  See “Your Account-Class C Shares.”

(4)

A redemption fee of 2% of the then current value of the shares redeemed may be imposed on certain redemptions of shares made within [30 days of purchase].  The fee is retained by the Fund and generally withheld from redemption proceeds.  If you redeem shares by wire, you will be charged a $15 service fee.  See “Your Account-Class A and Class C Redemption Fees” and “Your Account-Redeeming or Selling Shares.”

(5)

A redemption fee of 2% of the then current value of the shares redeemed may be imposed on certain redemptions of shares made within [24 months of acquisition].  This fee is retained by the Fund and generally withheld from redemption proceeds.  This fee will be waived for [24 months] from the inception of the Fund for former GSI Fund shareholders who became Class I shareholders as a result of the Acquisition.  If you redeem shares by wire, you will be charged a $15 service fee.  See “Your Account-Class I Shares” and “Your Account-Redeeming or Selling Shares.”

(6)

Fund operating expenses are deducted from Fund assets before computing the daily share price or making distributions.  As a result, they do not appear on your account statement, but instead reduce the amount of total return you receive.

(7)

The distribution and shareholder servicing fees applicable to Class A shares are currently set at 0.35%; however, the Rule 12b-1 distribution and shareholder servicing plan (“Plan”) allows the Fund to pay up to 0.50% in these fees.  The distribution and shareholder servicing fees applicable to Class C shares under the Plan are 1.00%.  Further, while the Fund currently has no intention of paying any distribution or shareholder servicing fees for the Class I shares, the Plan allows the Fund to pay up to 0.50% in these fees.  For information relating to the Plan, see “Your Account-Distribution and Shareholder Servicing Plan.”

(8)

Other Expenses” include custodian, administration, transfer agency and other customary Fund expenses.

(9)

Pursuant to its service agreements, the GSI Fund’s total expenses were limited to 1.50% of its average daily net assets.  In connection with the Acquisition, through September 2005, Advisor has agreed to waive its management fees and/or reimburse expenses to the extent such fees or expenses would cause the total annual operating expenses of any class of shares of the Fund to exceed 1.50% of the average daily net assets of the respective class.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that all dividends and capital gains distributions are reinvested, your investment has a 5% return each year and the Fund’s total annual operating expenses (net of waivers/reimbursements, as applicable) remain the same each year.  Although your actual costs may be higher or lower, based on these assumptions your costs would be as follows:

	1 Year	3 Years	5 Years	10 Years
Class A(1)	$497	$889	$1,305	$2,463
Class A(2)	$253	$559	$ 990	$2,191
Class C(2)	$253	$694	$1,261	$2,807
Class I(3)	$360	$485	$ 840	$1,841

_____________

(1)

Only the 3.50% maximum sales charge is reflected in the example.

(2)

A 1% CDSC is reflected in the example.

(3)

A 2% redemption fee is reflected in the example.

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A(1)	$497	$889	$1,305	$2,463
Class A(2)	$153	$559	$ 990	$2,191
Class C	$153	$694	$1,261	$2,807
Class I	$153	$485	$ 840	$1,841

_____________

(1)

A 3.50% maximum sales charge is reflected in the example.

(2)

The 3.50% maximum sales charge is not reflected in the example.

INVESTMENT OBJECTIVE

The Fund’s investment objective is long-term capital appreciation.  The investment objective of the Fund is a fundamental policy of the Fund that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities.

PRINCIPAL INVESTMENT STRATEGY

Advisor seeks to accomplish the Fund’s investment objective by investing primarily in common stocks of companies included in the S&P 500 that have implemented a QMS.  Consistent with that investment objective, under normal market conditions, the Fund will invest at least 80% of its net assets in common stocks of companies that are in the Q-100® Index.  The Fund may also invest in companies that are not in the Q-100® Index; however, such other companies will be selected based on the QMS criteria described below.  Because the Q-100® Index consists of common stocks generally included in the S&P 500 Index, the Fund invests primarily in large-capitalization companies without an emphasis on either value or growth stocks.

The Q-100® Index generally consists of 100 companies that are part of the S&P 500 Index.  To determine whether a company is suitable for inclusion in the Q-100® Index or for an investment by the Fund, Advisor uses qualitative and quantitative techniques to determine a company’s CQS.  When determining a company’s CQS, Advisor currently considers up to seven categories of criteria, each with a unique set of indicators, which are combined to yield a CQS.  The seven categories are:  (1) leadership, (2) strategic planning, (3) customer and market focus, (4) measurement, analysis and knowledge management, (5) human resources, (6) process management and (7) business results.  The last category, business results, is given the most weight in the determination of CQS.  Each of the seven categories is loosely based upon the categories outlined in the “Criteria for Performance Excellence,” which is published every year by the Baldrige National Quality Program and the National Institute of Standards and Technology.   These categories and their criteria may change from time to time as concepts of quality measurement evolve.  Advisor seeks to use indicators which, in its judgment, are consistent with principles and practices of quality oriented organizations and fairly represent one or more of the seven categories.  The indicators for each category come from several sources, including reports published by companies and reports from various organizations that Advisor believes are knowledgeable about QMS practices.  Reports may include announcements made by companies that have won quality-oriented awards or other information that identifies a company as actively using one or more of the components of QMS.  As a result of this evaluation, Advisor develops a score, which is principally subjective, as to the level of commitment a company has to QMS principles and practices, the extent of the company’s deployment of those principles and practices, and the degree to which the company has succeeded in the market.

The Q-100® Index consists of companies with high CQSs relative to other companies in the same or similar economic sectors and industry groups within the S&P 500 Index.  The companies in the Q-100® Index are then weighted by economic sector and industry group to represent the approximate weightings in the S&P 500 Index, subject to some variation.

Once an investment in a company is made by the Fund, Advisor continues to monitor, review and evaluate the company’s performance.  If a company is dropped from the S&P 500 Index or if it is determined that its CQS has fallen or otherwise has ceased to meet performance expectations, Advisor’s policy is to sell its shares in that company and replace them with common stock of a company that has an acceptable CQS and that, upon purchase, would help the Fund maintain its diversification criteria relative to the S&P 500 Index.  An investment in cash or cash equivalents by Advisor will be made or maintained to facilitate the buying and selling of positions within the portfolio and to minimize the impact of redemptions from the Fund.  Such buying and selling is not expected to significantly impact the Fund’s turnover rate.  Advisor does not attempt to time the market by engaging in active and frequent trading of the Fund’s securities to achieve its principal investment strategy.  Typically, assessment of relative CQS ranking takes place annually.

IMPLEMENTATION OF INVESTMENT OBJECTIVE

In implementing its investment objective and in addition to any other risks of investing in the Fund described in this Prospectus and the SAI, the following specific risks are inherent to the Fund’s investment strategy.

QMS Strategy

  Companies that have either implemented or are implementing the QMS approach, or that are included in the Q-100® Index, may not be best-positioned for growth and may be unable to weather economic downturns.  In addition, the QMS practices may not necessarily translate into the stock performance that Advisor expects or that satisfies the Fund’s investment objective of long-term capital appreciation.  In attempting to achieve the Fund’s investment objective, the Fund may invest in stocks of companies that Advisor believes have earnings that will grow faster than the economy as a whole or that Advisor considers inexpensive and undervalued.  If Advisor’s assessment of the prospects for the company’s growth or future appreciation in value is wrong, the price of that company’s stock may fail to appreciate in the manner that Advisor expects, thereby adversely affecting the Fund’s performance.  Also, Advisor may select companies that are not firmly or successfully following QMS practices.  The implementation of QMS practices generally takes an extended period of time to be reflected in a company’s stock price, if at all.

Common Stocks

Common stock represents an ownership interest in a company.  A company’s stock price may fall as a result of factors relating directly to that company, such as decisions made by its management or lower demand for its products or services, or because of factors affecting not just the company, but most companies in its industry or in a number of industries, such as increases in production costs.  The company’s stock price may also be affected by changes in financial markets that may be unrelated to the company or its industry, such as changes in interest rates or currency exchange rates.  In addition, a company’s stock generally pays dividends only after the company makes required payments to holders of its bonds and other debt.  Accordingly, the company’s stock price may fluctuate more than the price of its bonds or other debt in response to actual or perceived changes in the company’s financial condition or prospects.  The value of an individual security or a particular type of security can be more volatile than the market as a whole and can perform differently than the value of the market as a whole.  Also, it is possible that return from the large-capitalization stocks that the Fund primarily invests in will underperform relative to the overall stock market.  Consequently, a fund that invests a significant amount of its assets in common stocks is likely to have greater fluctuations in its share price than a fund that invests a significant portion of its assets in fixed-income securities.

Exchange-Traded Funds

The Fund may invest in exchange-traded funds ("ETFs"), which are investment companies that are bought and sold on a securities exchange.  An ETF represents a fixed portfolio of securities designed to track a particular market segment or index.  EFTs, like mutual funds, have expenses associated with their operation, including advisory fees.  When the Fund invests in an ETF, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the ETF’s expenses.  The risks of owning shares of an ETF generally reflect the risks of owning the underlying securities the ETF is designed to track, although lack of liquidity in an ETF could result in it being more volatile than the underlying portfolio of securities.  In addition, because of ETF expenses, compared to owing the underlying securities directly, it may be more costly to own an ETF.

Stock Market Volatility

Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments.  Different parts of the market can react differently to these developments.  Such market fluctuations may cause the stock prices of the companies in which the Fund invests to fall regardless of their performance, thereby adversely affecting the Fund’s performance and total return.  In addition, market performance tends to be cyclical, and, in the various cycles, certain investment styles may fall in and out of favor.  If the market is not favoring the Fund’s style, the Fund’s gains may not be as large, or its losses may be larger than, other equity funds that use different investment styles.

Temporary Strategies

In order to retain the flexibility to respond promptly to changes in market and economic conditions, the Fund may hold cash and/or invest all or a portion of its assets in money market instruments, which are fixed-income securities issued by private and governmental institutions.  It is impossible to predict when or for how long Advisor may employ these strategies for the Fund.  To the extent the Fund engages in any of these temporary defensive strategies, the Fund’s ability to achieve its investment objective may be diminished.

FINANCIAL HIGHLIGHTS OF THE FUND

As a result of the Acquisition, the Class I shares of the Fund represent the successor to the GSI Fund.  Accordingly, the following financial highlights were derived from the financial statements of the GSI Fund.  The financial highlights for the six months ended May 31, 2004 are unaudited.  The financial highlights for each of the years in the five-year period ended November 30, 2003 have been audited by KPMG LLP (“KPMG”), whose report, along with the GSI Fund’s financial statements, is included in the GSI Fund’s annual report to shareholders, which is available upon request.

The financial highlights table is intended to help you understand the financial performance of the Fund’s Class I shares for the periods shown.  Certain information reflects financial results for a single Fund share outstanding for the entire period.  The total returns presented in the table represent the rate that an investor would have earned or lost on an investment for the stated periods (assuming reinvestment of all dividends and distributions).  Financial information for the Fund’s Class A and Class C shares, which is not presented here because these share classes commenced operations on the date of this Prospectus, will vary from the financial information shown below.

	May 31,	Year Ended November 30,
Selected per share historical data :	2004(1)	2003	2002	2001	2000	1999

Net asset value, beginning of period		$10.35	$13.36	$15.81	$16.93	$16.34
Income from investment operations:
Net investment income		.04	.00	.07	.09	.12
Net realized and unrealized gains (losses) on investments		1.15	(2.59)	(2.41)	(1.09)	3.11

Total from investment operations		1.19	(2.59)	(2.34)	(1.00)	3.23

Less distributions:
From net investment income		(.04)	(.01)	(.07)	(.09)	(.06)
From net realized capital gains		(.19)	(.41)	(.04)	(.03)	(2.58)

Total distributions to shareholders		(.23)	(.42)	(.11)	(.12)	(2.64)

Net asset value, end of period		$11.31	$10.35	$13.36	$15.81	$16.93

Total return (2)		11.50%	(19.34)%	(14.86)%	(5.92)%	19.85%

Supplemental data and ratios
Net assets, end of period (000’s omitted)		$21,102	$20,785	$28,439	$40,290	$41,638
Ratio of expenses to average daily net assets (3)		1.50%	1.50%	1.50%	1.40%	1.49%
Ratio of net investment income to average daily net assets (3)		.34%	(.02)%	.46%	.42%	.70%
Portfolio turnover rate		50%	68%	1%	5%	22%

(1)

For the six months ended May 31, 2004 (unaudited).  The ratios for this period are annualized, while the total return and portfolio turnover information for the period is not annualized.

(2)

These are the Fund’s total returns during the years, including reinvestment of all dividends and capital gain distributions without adjustments for sales charges.

(3)

Total GSI Fund expenses were contractually limited to 1.50% of average daily net assets.  During the years ended November 30, 2003, 2002 and 2001 and for the six months ended May 31, 2004, the investment advisor waived $93,735, $79,892, $35,964 and $______ in expenses, respectively, that were otherwise payable by the GSI Fund.  Had the GSI Fund incurred these expenses, the ratio of expenses to average daily net assets would have been 1.97%, 1.83%, 1.61% and ____%, respectively, and the ratio of net investment income to average daily net assets would have been (.13)%, (.35)%, .35% and __%, respectively.  The foregoing expense limitation is being continued by Advisor for the Fund through September 2005.

FUND MANAGEMENT AND DISTRIBUTION

Management

Effective June 7, 2004, Advisor succeeded Robinson Capital Management, Inc. (“Robinson”) as the investment advisor for the GSI Fund pursuant to an Interim Investment Advisory Agreement.  When the GSI Fund was acquired by the Fund pursuant to the Acquisition, Advisor continued as the investment advisor for the Fund pursuant to an Investment Advisory Agreement under which Advisor manages the Fund’s investments and business affairs, subject to the supervision of the Fund’s Board of Directors.

Advisor.  Advisor serves as an asset manager for individual and institutional clients.  Advisor’s principal business address is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

Under the Investment Advisory Agreement, the Fund pays Advisor an annual management fee of 1.00% of the Fund’s average daily net assets attributable to each class of shares.  The advisory fee is accrued daily and paid monthly.  Except as provided below, Advisor may from time to time voluntarily (but is not required to) waive all or a portion of its fee and/or reimburse all or a portion of the Fund’s operating expenses (which waiver and/or reimbursement would be effected on a monthly basis).  Through September 2005, Advisor has agreed to waive its management fee and/or reimburse expenses to the extent such fees or expenses would cause the total operating expenses of any class of shares of the Fund to exceed 1.50% of the average daily net assets of the respective class.  In the event Advisor waives and/or reimburses any such fees and expenses, Advisor is entitled to recover such fees and expenses.

Under the Investment Advisory Agreement, Advisor is responsible not only for management of the Fund’s assets, but also for portfolio transactions and brokerage.

Investment Committee.  Advisor’s Portfolio Management Committee is primarily responsible for the day-to-day management of the Fund’s assets.  The Portfolio Management Committee is headed by LeRoy C. Kopp, the Chairman, Chief Executive Officer and Chief Investment Officer of Advisor.  The Portfolio Management Committee is assisted in its efforts by a team of research analysts and associates.  The Portfolio Management Committee generally makes investment decisions for the Fund by majority vote.

Custodian, Transfer Agent and Administrator

U.S. Bank, N.A. acts as custodian of the Fund’s assets.  U.S. Bancorp Fund Services, LLC serves as transfer agent for the Fund (“Transfer Agent”) and as the Fund’s administrator.  U.S. Bank, N.A. and U.S. Bancorp Fund Services, LLC are affiliated entities.  U.S. Bank, N.A. and its affiliates serve as custodian, transfer agent, administrator, or some combination thereof, to over 900 mutual funds, representing approximately $130 billion in total assets.

Distributor

Centennial Lakes Capital, LLC, a registered broker-dealer and member of the National Association of Securities Dealers, Inc. (“NASD”), acts as principal distributor of the Fund’s shares (“Distributor”).  As compensation for its services, the Distributor may retain all or a portion of (i) the initial sales charge from purchases of Class A shares, (ii) the CDSC from redemptions of Class A and Class C shares, if applicable, and (iii) the distribution and shareholder servicing fees payable with respect to Class A and Class C shares.

From time to time, the Distributor may implement programs that offer additional compensation in connection with sales of Class A and Class C shares.  In some instances, this compensation may be made available only to certain qualifying brokers whose representatives have sold or are expected to sell significant amounts of shares.  All of such payments will be made by the Distributor out of its own assets, but may be reimbursed by the Fund to the extent such payments are distribution or shareholder servicing expenses.  These programs will not change the price you will pay for shares or the amount that the Fund will receive from such a sale.  No such programs or additional compensation will be offered to the extent that they are prohibited by the laws of any state or any self-regulatory agency with jurisdiction over the Distributor, such as the NASD.

YOUR ACCOUNT

Choosing a Class

The Fund offers three classes of shares:  Class A, Class C and Class I.  Class A and Class C shares are designed for “retail” investors, with a minimum initial investment of $5,000 ($2,000 for retirement accounts, including Coverdell Education Savings Accounts).  Class I shares are designed for “institutional” investors, with a minimum initial investment of $5 million.  Each class has its own cost structure.

	Class A		Class C		Class I
•	Front-end sales charge with break points and certain exceptions.	•	No front-end sales charge.	•	No front-end sales charge.
•	Contingent deferred sales charge imposed on certain redemptions.	•	Contingent deferred sales charge imposed on certain redemptions.	•	No contingent deferred sales charge imposed on redemptions.
•	Redemption fee payable on certain redemptions.	•	Redemption fee payable on certain redemptions.	•	Redemption fee payable on certain redemptions.
•	Current distribution and shareholder servicing fees equal to 0.35% of average daily net assets.	•	Current distribution and shareholder servicing fees equal to 1.00% of average daily net assets.	•	No current distribution or shareholder servicing fees.

Class A Shares

Class A shares are offered and sold on a continual basis at the next offering price (“Offering Price”), which is the sum of the net asset value per share (computed after the purchase order and funds are received by the Transfer Agent) and the sales charge indicated below:

	Total Sales Charge
Your Investment	As a Percentage of Offering Price	As a Percentage of Your Investment
Up to $99,999	3.50%	3.63%
$100,000 - $249,999	3.00%	3.09%
$250,000 - $499,999	2.00%	2.04%
$500,000 - $999,999	1.00%	1.01%
$1,000,000 - $4,999,999	None	None

No sales charge is imposed on the reinvestment of dividends or capital gains.  For information on how to reduce the sales charge or to determine whether you qualify to purchase shares at net asset value, see “Class A Front-End Sales Charge Waivers and Reductions.”  Class A shares are also currently subject to distribution and shareholder servicing fees in an aggregate amount of 0.35% of the average daily net assets attributable to such shares, although the Plan, which is described in more detail under “Distribution and Shareholder Servicing Plan,” permits the payment of up to 0.50% in such fees.

Investments in Class A shares above $1 million are not assessed an initial sales charge.  However, you may be charged a CDSC of up to 1% on shares redeemed within 24 months of purchase.  The imposition of a CDSC may be waived by the Distributor.  See “Class A and Class C CDSC Waivers.”  For purposes of the CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month.  The CDSC is based on the lesser of the then current value or the original purchase price of the shares being redeemed, and is not imposed on shares acquired through the reinvestment of dividends or capital gains.  To avoid the imposition of a CDSC, the Fund will first redeem any shares held in your account that are not subject to a CDSC and then redeem shares in the order in which they were purchased.  Class A shares may also be subject to a 2% redemption fee with respect to certain redemptions made within [30 days of purchase].  See “Class A and Class C Redemption Fees.”

Class C Shares

Class C shares are offered and sold on a continual basis at their net asset value (computed after the purchase order and funds are received by the Transfer Agent) without any initial sales charge.  However, you may be charged a CDSC of up to 1% on shares redeemed within 12 months of purchase.  The imposition of a CDSC may be waived by the Distributor.  See “Class A and Class C CDSC Waivers.”  For purposes of the CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month.  The CDSC is based on the lesser of the then current value or the original purchase price of the shares being redeemed, and is not imposed on shares acquired through the reinvestment of dividends or capital gains.  To avoid the imposition of a CDSC, the Fund will first redeem any shares held in your account that are not subject to a CDSC and then redeem shares in the order in which they were purchased.  Class C shares may also be subject to a 2% redemption fee with respect to certain redemptions made within [30 days of purchase].  See “Class A and Class C Redemption Fees.”  The Fund has also adopted a Rule 12b-1 plan with respect to the Class C shares pursuant to which the Fund pays distribution and shareholder servicing fees in an aggregate amount of 1.00% of the average daily net assets attributable to such shares.  See “Distribution and Shareholder Servicing Plan” for more information.

Class I Shares

Class I shares are offered and sold on a continual basis at their net asset value (computed after the purchase order and funds are received by the Transfer Agent) without any initial sales charge.  However, you may be charged a redemption fee of up to 2% of the then current value of the shares on redemptions made within [24 months of purchase].  The imposition of a redemption fee may be waived by the Fund and has been waived for [24 months] from the inception of the Fund for former GSI Fund shareholders who became Class I shareholders as a result of the Acquisition.  Redemption fees are paid directly into Fund assets to help cover the costs that short-term trading generates.  In addition, as described in more detail under “Distribution and Shareholder Servicing Plan,” the Fund has adopted a Rule 12b-1 plan with respect to the Class I shares which permits the payment of up to 0.50% in distribution and shareholder servicing fees.  For the foreseeable future, however, the Fund has no intention of paying any distribution or shareholder servicing fees in connection with the Class I shares.

Class A Front-End Sales Charge Waivers and Reductions

Waivers for Certain Investors.  The following individuals and institutions may purchase Class A shares without any initial sales charge:

•

certain qualified retirement plans, such as defined contribution, profit-sharing, pension, 401(k) (including SIMPLE 401(k)), 403(b), 457 and simplified employee pension (SEP) plans, subject to minimum requirements with respect to the number of employees or amount of purchase, which may be established from time to time by the Distributor;

•

persons who have taken a distribution from a retirement plan invested in Class A, Class C or Class I shares of the Fund, to the extent of the distribution, provided that the distribution is reinvested within 90 days of the payment date;

•

rollover IRAs that have been funded with distributions from retirement plans that offer the Fund as an investment option;

•

government entities that are prohibited from paying mutual fund sales charges;

•

certain employees of registered broker-dealers who have entered into a selling or service agreement with the Distributor and their spouses, children, grandchildren, and parents, in accordance with the internal policies and procedures of the employing broker-dealer;

•

owners of private accounts managed by Advisor who liquidate holdings in part or in whole in their private accounts and purchase Fund shares with the proceeds within 90 days of the liquidation;

•

trust companies investing $1 million or more for common trust or collective investment funds;

•

registered investment companies;

•

any person who purchases shares of the Fund with redemption proceeds from a money market fund, provided that this sales charge waiver is only available (i) to persons who immediately prior to their investment in the money market fund were shareholders of the Fund, (ii) to the extent of the investment in the money market fund being redeemed, and (iii) for one such purchase within 12 months of redemption;

•

wrap accounts or fee-in-lieu programs for the benefit of direct or indirect clients of registered broker-dealers having a selling or service agreement with the Distributor; and

•

any person who purchases shares of the Fund with redemption proceeds from Kopp Emerging Growth Fund, provided that the proceeds are invested in the Fund within ten days of the redemption.

Please contact your investment professional, the Distributor, or the Transfer Agent for more information on purchases at net asset value.

Reducing Sales Charges.  If you are not eligible for a waiver, there are two ways that you can combine multiple purchases of Class A shares to take advantage of the breakpoints in the sales charge schedule: you may (1) participate in the Fund’s Right of Accumulation (“ROA”) program, or (2) execute a Letter of Intent (“LOI”).

•

Right of Accumulation.  The ROA allows you to purchase Class A shares at the sales charge applicable to the sum of (i) the dollar amount then being purchased, plus (ii) the higher of either (a) the current market value (calculated at the applicable Offering Price) or (b) the actual purchase price of all Fund shares already held by you, your spouse, and your minor children or you and members of a “qualified group.” A “qualified group” is one that was formed at least one year prior to the ROA purchase, has a purpose other than buying Fund shares at a discount, has more than ten members, can arrange meetings between the Distributor and group members, agrees to include Fund literature in mailings to its members, agrees to arrange for payroll deductions or other bulk transmissions of investments to the Fund, and meets other uniform criteria that allows the Distributor to achieve cost savings in distributing shares of the Fund.  To receive the ROA, at the time of purchase, you must give your investment professional, the Distributor, or the Transfer Agent sufficient information to determine whether the purchase will qualify for a reduced sales charge.

•

Letter of Intent.  You may also qualify for a reduced sales charge on the purchase of Class A shares by completing the LOI section of the account application.  By completing the LOI, you express an intention to invest during the next 13-month period a specified amount (minimum of at least $100,000) which, if made at one time, would qualify for a reduced sales charge.  Any shares you own on the date you execute the LOI may be used as a credit toward the completion of the LOI.  However, the reduced sales charge will only apply to new purchases.  Any redemptions made during the 13-month period will be subtracted from the amount of the purchases for purposes of determining whether the terms of the LOI have been satisfied.  If, at the end of the 13-month period covered by the LOI, the total amount of purchases (less redemptions) does not equal the amount indicated, you will be required to pay the difference between the sales charge paid at the reduced rate and the sales charge applicable to the purchases actually made.  Shares equal to 5% of the amount specified in the LOI will be held in escrow during the 13-month period and are subject to involuntary redemption to assure any payment of a higher applicable sales charge.  By signing the purchase application and checking the box labeled “Letter of Intent,” you grant to the Distributor a security interest in the reserved shares and appoint the Distributor as attorney-in-fact to sell any or all of the reserved shares to cover any additional sales charges if you do not fulfill your undertaking.  Signing a LOI does not bind you to purchase the full amount indicated, but you must complete the intended purchase in accordance with the terms of the LOI to obtain the reduced sales charge.  For more information on the LOI, please contact your investment professional, the Distributor, or the Transfer Agent.  You may reach the Distributor or the Transfer Agent by calling 1-888-533-KOPP.

Class A and Class C CDSC Waivers

The primary purpose of the CDSC is to encourage long-term investing in the Fund.  Accordingly, the CDSC on Class A and Class C shares may be waived if, among other things:

•

the redemption results from the death or total and permanent disability of the shareholder which occurs after the purchase of the shares being redeemed; or

•

the selling broker-dealer elects to waive receipt of a commission, if any, paid at the time of sale.

Class A and Class C Redemption Fees

If you sell or exchange your shares or your shares are involuntarily redeemed, and they have been held for 30 days or less, you will be subject to the Fund’s redemption fee, which is 2% of the amount redeemed.  The redemption fee applies to redemptions of $2,000 or more in Fund shares calculated at the then current value of the shares.  For this purpose, shares held the longest will be treated as being redeemed first and the shares held the shortest as being redeemed last.  The redemption fee may be collected by deduction from the redemption proceeds or, if assessed after the redemption transaction, by redeeming additional Fund shares held by you.  This redemption fee is paid to the Fund rather than to the Distributor or Advisor to help cover the costs that short-term trading generates.

The redemption fee, however, does not apply to:

•

Shares acquired through the automatic reinvestment of distributions;

•

Redemptions under regularly scheduled automatic withdrawal plans;

•

Redemptions from retirement accounts (1) of a mandatory distribution; (2) within 30 days following the end of a plan “blackout period” in connection with a plan conversion; or (3) within 30 days of an automatic payroll deduction or employee contribution;

•

Redemptions in connection with the regularly scheduled automatic rebalancing of assets in retirement plans;

•

Distributions from retirement accounts due to death, disability, health or financial hardship; or

•

Involuntary redemptions resulting from failure to meet account minimums.

Certain intermediaries may not collect the Fund’s redemption fee on the Fund’s behalf from their customers’ accounts.  In addition, due to operational requirements, intermediaries’ methods for tracking and calculating the fee may differ in some respects from that of the Fund.  In addition, the redemption fee may not apply to certain types of accounts held through intermediaries, including:

•

Certain employer-sponsored retirement plans;

•

Certain broker wrap-fee and other fee-based programs;

•

Certain omnibus accounts where the omnibus account holder does not have the capability to impose a redemption fee on its underlying customers’ accounts; and

•

Certain intermediaries that do not have or are not able to report to the Fund sufficient information to impose a redemption fee on their customers’ accounts.

You should contact your financial intermediary or refer to your retirement plan documents for more information on how the redemption fee may be applied to your shares.

In addition to the circumstances noted above, the Fund reserves the right to waive the redemption fee at its sole discretion where it believes such waiver is consistent with the best interests of the Fund, to the extent permitted by law.  In addition, the Fund reserves the right to modify or eliminate the redemption fee or waivers at any time.

Currently, the Fund may be limited in its ability to assess or collect the redemption fee on all shares redeemed by Fund investors serviced by the Transfer Agent or by financial intermediaries on behalf of their customers.  For example, where a financial intermediary is not able to determine if the redemption fee applies and/or is not able to assess or collect the fee, or omits to collect the fee at the time of redemption, the Fund may not receive the redemption fee.  Further, if Fund shares are redeemed by a financial intermediary at the direction of its customers, the Fund may not know whether a redemption fee is applicable or the identity of the customer who should pay the redemption fee.  However, the Fund, Advisor, the Transfer Agent and the Distributor will make every effort to apply these policies to all shares held by Fund investors, whether held through the Transfer Agent or through intermediaries.  See “Market Timing Trading Policy.”

Distribution and Shareholder Servicing Plan

The Fund has adopted a plan pursuant to Rule 12b-1 under the 1940 Act (“Plan”) with respect to each class of shares.  Under the terms of the Plan, the Class A and Class I shares may be required to pay the Distributor (i) a distribution fee for the promotion and distribution of shares of up to 0.25% of the average daily net assets of the Fund attributable to each class (computed on an annual basis) and (ii) a shareholder servicing fee for personal service provided to shareholders of up to 0.25% of the average daily net assets of the Fund attributable to each class (computed on an annual basis). Payments under the Plan with respect to Class A shares are currently limited to 0.35%, which represents a 0.10% distribution fee and a 0.25% shareholder servicing fee. The Fund currently has no intention of paying any Rule 12b-1 fees in connection with the Class I shares.  The Plan also provides that the Class C shares may be required to pay the Distributor (i) a distribution fee of up to 0.75% of the average daily net assets of the Fund attributable to such class (computed on an annual basis) and (ii) a shareholder servicing fee of up to 0.25% of the average daily net assets of the Fund attributable to such class (computed on an annual basis).  The Fund currently intends to make payments under the Plan with respect to the Class C shares to the maximum extent allowable under the Plan.  Because Rule 12b-1 fees are paid out of the Fund’s net assets on an ongoing basis, over time these fees will increase the cost of your investment and could cost you more than paying other types of sales charges.

Investing Through Financial Intermediaries

Although Fund share transactions may be made directly through the Transfer Agent with no charges other than those described in this Prospectus, you may also purchase, exchange or redeem Fund shares through a financial intermediary, such as a bank, trust company or certain broker-dealers, that have policies different from the Fund’s.  If you own or are considering purchasing shares through a financial intermediary, your ability to purchase, exchange or redeem shares may depend in part on the policies of that entity.  Some policy differences may include additional fees and charges and a cutoff time for the placement of investments.  Persons who invest in the Fund through intermediaries may receive a lower total return than persons who invest in the Fund directly.

For example, financial intermediaries may charge their customers a transaction, processing, or service fee in connection with the purchase or redemption of fund shares.  The amount and applicability of such a fee is determined and disclosed to customers by each individual dealer.  Processing or service fees typically are fixed, nominal dollar amounts and are in addition to the sales and other charges described in the applicable fund prospectus and statement of additional information.  These fees are retained by the intermediary and are not shared with the Fund, Advisor or Distributor.  Please contact your financial intermediary for a complete description of its policies, including specific information about additional fees and charges.

Certain financial intermediaries perform recordkeeping and administrative services for their customers that would otherwise be performed by the Transfer Agent.  These services may include, among other things, sub-accounting services, transfer agent services, answering inquiries relating to the Fund and transmitting, on behalf of the Fund, proxy statements, annual reports, updated prospectuses and other communications regarding the Fund.  In some circumstances, the Fund may directly pay the intermediary for performing such services.  However, the Fund will not pay more for these services through intermediary relationships than it would pay the Transfer Agent in aggregate fees and expenses if the intermediaries’ customers were direct shareholders of the Fund.  Advisor may pay the intermediary amounts in excess of such limitations out of its own resources or the Distributor may compensate the intermediary for such services, and, if permissible, may be reimbursed under the Fund’s Rule 12b-1 plan.  From time to time, Advisor or Distributor may enter into revenue sharing arrangements with brokers or other financial intermediaries.  Such payments will be made from Advisor’s or the Distributor’s own resources and will not increase costs to the Fund.  The Distributor may be reimbursed for such payments, if permissible, under the Fund’s Rule 12b-1 plan.

The Fund has authorized certain financial intermediaries to accept orders on its behalf.  Contracts with these intermediaries require them to track the time investment orders are received and to comply with procedures relating to the transmission of orders.  Orders must be received by the intermediary before the time the net asset value is determined to receive that day’s share price.  If those orders are transmitted to the Transfer Agent and paid for in accordance with the contract, they will be priced at the net asset value next determined after the request is received in the form required by the intermediary.

Buying Shares

Opening an Account.  Before opening an account and investing in Fund shares, you should contact your investment professional.  Then, you should:

(1)

Read this Prospectus carefully.

(2)

Determine how much you would like to invest.  The minimum initial investment requirements are:

(a)

Class A and Class C shares:

•

Non-retirement account:

$5,000

•

Retirement account:

$2,000

•

Coverdell Education Savings
Accounts (“CESAs”) and “deemed” IRAs:

$2,000

•

Subsequent investments:

$100 or more

•

Automatic Investment Plan (“AIP”):

$3,000
(to maintain the plan, you must invest
at least $50 per month)

(b)

Class I shares:

•

All accounts:

$5 million

•

Subsequent investments:

No minimum

The Fund may change or waive these minimums at any time.  The Fund has waived the initial investment minimum on Class I shares for former GSI Fund shareholders who became Class I shareholders as a result of the Acquisition.

(3)

Complete the appropriate parts of the account application, carefully following the instructions.

Please note that your application will be returned if any information is missing.  If you have questions, please contact your investment professional or the Fund at 1-888-533-KOPP.  Account applications will be accepted by the Distributor, the Transfer Agent or investment professionals who have entered into a selling or service agreement with the Distributor.

(4)

Make your initial investment, and any subsequent investments, following the instructions set forth below.

Important information about procedures for opening a new account.  The Fund is required to comply with various anti-money laundering laws and regulations.  To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including mutual funds, to obtain, verify and record information that identifies each person who opens an account.  Consequently, when you open an account, the Fund is required to obtain certain personal information, including your name, address, date of birth, social security number and other information that will allow the Fund to identify you.  The Fund may also ask for other identifying documents or information.

If you do not provide this information, the Fund may be unable to open an account for you.  In the event the Fund is unable to verify your identity from the information provided, the Fund may, without prior notice to you, close your account within five business days and redeem your shares at the net asset value next determined after the account is closed, minus any applicable sales charge.  Any delay in processing your order will affect the purchase price you receive for your shares.  The Fund and the Distributor are not liable for fluctuations in value experienced as a result of such delays in processing.  If at any time the Fund detects suspicious behavior or if certain account information matches government lists of suspicious persons, the Fund may determine not to open an account, may reject additional purchases, may close an existing account, may file a suspicious activity report or may take other action.

You may open an account by completing an account application and paying for your shares by check or wire. You may also open an account using the Fund’s exchange privilege, which is discussed in detail in the SAI.  An exchange is a taxable transaction.  All new account applications should be given to your investment professional or forwarded to the Distributor or the Transfer Agent, whose addresses appear on the inside back cover page of this Prospectus.  If your application is accepted, your shares will be bought at the next Offering Price or at net asset value, as applicable, computed after the Transfer Agent receives your order in proper form.  See “Valuation of Fund Shares.”  The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Deposit in the mail or with a delivery service does not constitute receipt by the Transfer Agent.  If you use an investment professional, it is his or her responsibility to transmit your order to buy shares to the Transfer Agent in good order before the close of business on the day you place your order.  A confirmation indicating the details of each purchase transaction will be sent to you promptly.  Shares of the Fund have not been registered for sale outside of the United States.

By check

•

Make out a check for the investment amount, payable to “Kopp Total Quality Management Fund.”  Payment should be made in U.S. funds by check drawn on a U.S. bank, savings and loan or credit union.  The Fund will not accept cash, third-party checks, U.S. Treasury checks, travelers checks, starter checks, credit cards or money orders.  In addition, cashiers checks and money orders in amounts less than $10,000 are not accepted under the Transfer Agent’s anti-money laundering policies.

•

You may be charged a transaction, processing or service fee and/or other fees or charges in addition to the sales charge with respect to shares sold by certain broker-dealers.  Ask your investment professional about these charges.  See “Investing Through Financial Intermediaries.”

•

If your check does not clear, you will be charged a $25 service fee.  You will also be responsible for any losses suffered by the Fund as a result.

•

All applications to purchase Fund shares are subject to acceptance by the Fund and are not binding until so accepted.  The Fund reserves the right to decline to accept a purchase application in whole or in part.

By wire

•

Instruct your bank to use the following instructions when wiring funds:

Wire to:

U.S. Bank, N.A.

777 E. Wisconsin Avenue

Milwaukee, WI 53202

ABA Number 0750-00022

Credit:

U.S. Bancorp Fund Services, LLC

Account 112-952-137

Further credit:

Kopp Total Quality Management Fund

(class of shares being purchased)

(shareholder account number)

(shareholder name/account registration)

•

Please call 1-888-533-KOPP prior to wiring any funds to notify the Transfer Agent that the wire is coming and to confirm the wire instructions.

•

The Fund is not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system.

Adding to an Account.  You may add to your account by check or wire.  You may also add to your account using the Fund’s exchange privilege.  Please see the SAI for more information.  A confirmation indicating the details of each subsequent purchase transaction will be sent to you promptly.

By check

•

Make out a check for the investment amount, payable to “Kopp Total Quality Management Fund.”  Payment should be made in U.S. funds by check drawn on a U.S. bank, savings and loan or credit union.  The Fund will not accept cash, third-party checks, U.S. Treasury checks, travelers checks, starter checks, credit cards or money orders.  In addition, cashiers checks and money orders in amounts less than $10,000 are not accepted under the Transfer Agent’s anti-money laundering policies.

•

Fill out the detachable investment slip from an account statement or send a note specifying your account number and the name(s) in which the account is registered.

•

Deliver the check and your investment slip or note to your investment professional, the Distributor or the Transfer Agent.

By wire

•

Follow the wire instructions used to open an account.

Automatic Investment Plan.  The Automatic Investment Plan (“AIP”) is a method of using dollar cost averaging, which is an investment strategy that involves investing a fixed amount of money at a regular time interval.  By always investing the same amount, you will be purchasing more shares when the price is low and fewer shares when the price is high.  Because dollar-cost averaging involves continuous investment in Fund shares regardless of price fluctuations, you should consider your ability to continue to purchase shares through periods of low price levels.  A program of regular investment cannot ensure a profit or protect against a loss from declining markets.  The AIP allows you to make regular, systematic investments in Class A or Class C shares of the Fund from your bank checking account.  The minimum initial investment for investors using the AIP is $3,000.  The AIP is generally not available to Class I shareholders; however, former GSI Fund shareholders who became Class I shareholders as a result of the Acquisition may participate in the AIP with respect to additional purchases of Class I shares.  Please refer to the SAI for instructions as to how you may establish the AIP for your account, or call 1-888-533-KOPP.

Market Timing Trading Policy.  Short-term or excessive trading into and out of the Fund may harm performance by disrupting investment strategies and by increasing expenses.  Accordingly, the Fund may decline to accept an application or may reject a purchase request, including an exchange, particularly from a market timer or an investor who, in Advisor’s sole discretion, has a pattern of short-term or excessive trading or whose trading has been or may be disruptive to the Fund.  For these purposes, Advisor may consider an investor’s trading history in the Fund or other mutual funds.

The risks of market timing cannot be eliminated.  Depending on various factors (including the size of the Fund, the amount of assets Advisor typically maintains in cash or cash equivalents, and the dollar amount, number and frequency of trades), market timing may disrupt investment strategies, impact Fund performance and increase brokerage, administrative, and other expenses.  The Fund is currently using several methods to detect and deter market timing.  These methods include the use of exchange limit guidelines, broad authority to take discretionary action against market timers and against particular trades, selective monitoring of trade activity and the imposition of redemption fees.  See “Your Account—Class A and Class C Redemption Fees.”

Each of these methods involves judgments that are inherently subjective, although the Fund and its service providers seek to make judgments that are consistent with shareholder interests.  Moreover, each of these methods involves some selectivity in their application.  While the Fund seeks to take action that will detect and deter market timing, it cannot represent that it can be completely eliminated.

For example, the Fund may not be able to identify or reasonably detect or deter market timing transactions that may be facilitated by financial intermediaries or made difficult to identify through the use of omnibus accounts by those intermediaries that transmit purchase, exchange, or redemption orders to the Fund on behalf of their customers who are the beneficial owners.  More specifically, unless the financial intermediaries have the ability to detect and deter market timing transactions themselves, the Fund may not be able to determine whether the purchase or sale is connected with a market timing transaction.  Additionally, there can be no assurance that the systems and procedures of the Transfer Agent will be able to monitor all trading activity.  However, the Fund, Advisor, the Transfer Agent and the Distributor will make every effort to apply these policies to all shares held by Fund investors, whether held through the Transfer Agent or through intermediaries.

Investing in the Fund Through IRAs.  Shares of the Fund may be purchased by traditional IRAs, Roth IRAs, CESAs, and “deemed” IRAs.  The maximum annual dollar contribution limit for traditional IRAs and Roth IRAs is $3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 for 2008 (after 2008, the limit is adjusted for inflation in $500 increments).  In addition, individuals who have reached age 50 may make additional “catch-up” contributions to their traditional IRAs or Roth IRAs, in excess of the otherwise-applicable maximum contribution limits, of up to $500 for 2004 through 2005, and $1,000 for 2006 and thereafter.  The maximum annual contribution limit for CESAs is $2,000.  The maximum annual dollar contribution limit for a “deemed” IRA is the same as the corresponding maximum annual contribution limit for a traditional IRA or a Roth IRA.  A “deemed” IRA is a traditional IRA or Roth IRA (i) funded with voluntary employee contributions and (ii) established, effective for any plan year beginning on or after January 1, 2003, as a separate account or annuity under a Code Section 401(a) qualified plan, a Section 403(a) qualified annuity plan, a Section 403(b) tax-sheltered annuity arrangement, or a Section 457(b) eligible governmental deferred compensation plan.

Redeeming or Selling Shares

To Redeem or Sell Some or All of Your Shares.  Generally, you may sell or request redemption of part or all of your Fund shares at any time.  The price per share will be the net asset value next computed (less the redemption fee or CDSC, if applicable) after your redemption request is received in proper form by the Transfer Agent.  See “Valuation of Fund Shares.”  The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Deposit in the mail or with a delivery service does not constitute receipt by the Transfer Agent.  If you use an investment professional, it is his or her responsibility to transmit your order to sell shares to the Transfer Agent in good order before the close of business on the day you place your order.  The Fund normally will mail your redemption proceeds within one or two business days and, in any event, no later than seven business days after receipt by the Transfer Agent of a redemption request in good order.  However, the Fund may hold payment until investments that were made by check, telephone or pursuant to the AIP have been collected (which may take up to 12 calendar days from the initial investment date).  Redemptions may be made by written request, telephone or wire.  You may also redeem shares using the Fund’s exchange privilege, as discussed in the SAI.  An exchange is a taxable transaction.

By written request

•

Write a letter of instruction relating to the Kopp Total Quality Management Fund.  Include your share class, your account number, the name(s) in which the account is registered and the dollar value or number of shares you wish to sell.

•

Include all signatures and any additional documents that may be required.  See “Redeeming or Selling Shares-Special Situations.”

•

Forward the materials to the Transfer Agent.

•

A check will be mailed to the name(s) and address in which the account is registered, or otherwise according to your letter of instruction.

By telephone

•

Fill out the “Telephone Redemption” section of your new account application.

•

To place your redemption request, please call 1-888-533-KOPP.

•

Redemption requests by telephone are available for redemptions of $1,000 to $75,000.  Redemption requests for less than $1,000 or more than $75,000 must be in writing.

•

Proceeds redeemed by telephone will be mailed or wired only to your address or bank of record as shown on the records of the Transfer Agent.

•

To arrange for telephone redemptions after an account has been opened or to change the bank, account or address designated to receive redemption proceeds, a written request must be sent to the Transfer Agent.  The request must be signed by each shareholder of the account, with the signatures guaranteed.  Further documentation may be requested from corporations, executors, administrators, trustees and guardians.  See “Redeeming or Selling Shares-Special Situations.”

•

To reduce the costs associated with market timing, the Fund reserves the right to refuse any request made by telephone and may limit the amount involved or the number of telephone redemptions.

•

Once you place a telephone redemption request, it cannot be canceled or modified.

•

Neither the Fund nor the Transfer Agent will be responsible for the authenticity of redemption instructions received by telephone.  Accordingly, you bear the risk of loss.  However, the Fund will use reasonable procedures to ensure that instructions received by telephone are genuine, including recording telephonic transactions and sending written confirmation of such transactions to investors.

•

You may experience difficulty in implementing a telephone redemption during periods of sudden economic or market changes.  If you are unable to contact the Transfer Agent by telephone, you may also redeem shares by written request, as noted above.

By wire

•

Fill out the “Telephone Redemption” section of your new account application.

•

To verify that the telephone redemption privilege is in place on an account, or to request the forms to add it to an existing account, please call 1-888-533-KOPP.

•

Redemption requests by telephone that are to be transmitted via wire transfer are available for redemptions of between $1,000 and $75,000.  Redemption requests for less than $1,000 or more than $75,000 must be in writing.

•

Funds will be wired on the next business day.  A $15 fee will be deducted from your account.

Special Situations.  If you are acting as an attorney-in-fact for another person, or as a trustee or on behalf of a corporation, additional documentation may be required in order to effect a redemption.  Questions regarding such circumstances may be directed to your investment professional, or to the Transfer Agent by calling 1-888-533-KOPP.  In addition, the Fund requires a signature guarantee for all authorized owners of an account:  (i) when you submit a written redemption request for more than $75,000; (ii) when you add the telephone redemption option to your existing account; (iii) if you transfer ownership of your account to another individual or entity; or (iv) if you request redemption proceeds to be sent to an address other than the address that appears on your account.  A signature guarantee may be obtained from any eligible guarantor institution.  These institutions include banks, saving associations, credit unions, brokerage firms and others.  A notary public stamp or seal is not acceptable.

Redemptions in Kind.  The Fund reserves the right to redeem in kind (i.e., in securities or assets other than cash) any redemption request or requests during any 90-day period in excess of the lesser of (i) $250,000 or (ii) 1% of the net asset value of the class of shares being redeemed.  See the SAI for more information.

IRAs.  Shareholders who have an IRA (whether a traditional, Roth, Coverdell Education Savings Account or “deemed” IRA) or other retirement plan must indicate on their redemption requests whether or not to withhold federal income taxes.  Redemption requests failing to indicate an election will be subject to withholding.

Termination of Accounts.  Your account may be terminated at any time by the Fund if, after a redemption of shares in your account, the value of the remaining shares in the account falls below $1,000.  A check for the proceeds of redemption will be sent to you within seven days of the actual redemption.  The Fund will not charge a CDSC in the event of a forced redemption.

Fee for Special Services.  The Fund may charge a fee for special services, such as providing shareholders with systematic withdrawals, networking or shareholder services, historical account statements or overnight delivery.  Your broker-dealer may also charge you a fee for special services such as certain networking arrangements or providing shareholder or regulatory communications.  See “Investing Through Financial Intermediaries.”

VALUATION OF FUND SHARES

The price of Fund shares is based on the Fund’s net asset value (“NAV”), which is calculated using the market price method of valuation.  The NAV is determined as of the close of trading (generally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business.  The Fund does not determine NAV on days the NYSE is closed for trading.  The NYSE is closed on New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The price at which a purchase order or redemption request is effected is based on the next calculation of NAV after we receive your transaction request in good order.  A share’s NAV is the current value of the class’ assets, minus any class liabilities, divided by the number of shares outstanding in the class.

Any securities or other assets for which market valuations are not readily available are valued at fair value as determined in good faith and in accordance with procedures approved by the Fund’s Board of Directors.  The Board of Directors has appointed a Valuation Committee of Advisor to make determinations of fair value, which determinations are reported to the full Board of Directors at its next regular meeting.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Fund will file its complete portfolio schedules for the first and third fiscal quarters with the SEC on Form N-Q within 60 days after the end of the quarter, and will file its complete portfolio schedules for the second and fourth fiscal quarters with the SEC on Form N-CSR within 70 days after the end of the quarter.  In addition, the Fund’s top ten portfolio holdings with position size will be published monthly, with up to a ten-day lag, on http://www.koppfunds.com.  The Fund will also provide the percentage of its total portfolio that is represented by its top ten holdings.

DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS AND TAX TREATMENT

For federal income tax purposes, distributions from the Fund’s investment company taxable income (which includes dividends, interest, net short-term capital gains and net gains from foreign currency transactions), if any, generally are taxable to you as ordinary income whether reinvested in additional Fund shares or received in cash, except to the extent any of the dividends are “qualified dividend income” eligible for the reduced rate of tax on net long-term capital gains.  Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, “qualified dividend income” received by noncorporate shareholders generally will be taxed at the same rate as net long-term capital gains.  Currently, this maximum rate is set at 15%.

Distributions of dividend income that are not of “qualified dividend income” under the Internal Revenue Code, interest income, other types of ordinary income and net short-term capital gains generally are taxable to you as ordinary income.  Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses) are generally taxable as long-term capital gains whether reinvested in additional Fund shares or received in cash and regardless of the length of time you have owned your shares.  You will be informed annually as to the amount and nature of all dividends and capital gains paid during the prior year.  Such dividends and capital gains may also be subject to state or local taxes.  If you buy shares of the Fund when it has realized but not yet distributed income or capital gains, you will be “buying a dividend” by paying the full price for the shares and then receiving a portion of the price back in the form of a taxable distribution.  If you are not required to pay taxes on your income, you are generally not required to pay federal income taxes on the amounts distributed to you.

Dividends and capital gains, if any, are usually distributed in November or December.  Please note that the objective of the Fund is capital appreciation, not the production of income.  You should measure the success of your investment by the value of your investment at any given time and not necessarily by the distributions you receive.  Because of its investment objective, the Fund expects that its distributions will consist of a combination of long-term capital gains and dividends.

Shareholders that sell, exchange or redeem shares generally will have a capital gain or loss from the sale, exchange or redemption.  The amount of the gain or loss and the rate of tax will depend mainly upon the amount paid for the shares, the amount received from the sale, exchange or redemption, and how long the shares were held by the selling, exchanging or redeeming shareholder.

All dividends and capital gains distributions will automatically be reinvested in additional Fund shares at the then prevailing NAV unless you specifically request that dividends or capital gains or both be paid in cash.  If you elect to receive dividends or capital gains distributions in cash and the post office cannot deliver the check, or if the check remains uncashed for six months, the Fund reserves the right to reinvest the check in your account at the Fund’s then current NAV and to reinvest all subsequent distributions in shares of the Fund until the Fund receives an updated address from you.  If you elect to receive dividends or capital gains distributions in cash, the Fund will automatically reinvest all distributions under $10 in additional shares of the Fund.  The election to receive dividends in cash or reinvest them in shares may be changed by writing to the Fund at Kopp Funds, Inc., c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701.  Such notice must be received at least ten days prior to the record date of any dividend or capital gains distribution.

This section is not intended to be a full discussion of federal income tax laws and the effect of such laws on you.  There may be other federal, state, local or foreign tax considerations applicable to you.  You are urged to consult your own tax advisor.

ADDITIONAL INFORMATION

INVESTMENT ADVISOR

Kopp Investment Advisors, LLC

7701 France Avenue South, Suite 500

Edina, Minnesota  55435

DISTRIBUTOR

Centennial Lakes Capital, LLC

7701 France Avenue South, Suite 500

Edina, Minnesota  55435

CUSTODIAN

U.S. Bank, N.A.

425 Walnut Street

Cincinnati, Ohio 45202

TRANSFER AGENT AND ADMINISTRATOR

U.S. Bancorp Fund Services, LLC

For overnight deliveries, use:

For regular mail deliveries, use:

Kopp Funds, Inc.

Kopp Funds, Inc.

c/o U.S. Bancorp Fund Services, LLC

c/o U.S. Bancorp Fund Services, LLC

615 East Michigan Street

P.O. Box 701

Third Floor

Milwaukee, Wisconsin  53201-0701

Milwaukee, Wisconsin  53202-5207

The SAI for the Fund contains detailed additional information about the Fund.  Additional information about the Fund’s investments will be contained in the Fund’s annual and semi-annual reports to shareholders.  These reports will provide a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the preceding fiscal year or semi-annual period, as appropriate.  You may receive the Fund’s SAI, which is incorporated by reference into this Prospectus, annual reports and semi-annual reports free of charge; request other information about the Fund; and make shareholder inquiries by contacting the Fund at the address, toll-free telephone number or Website noted on the cover page of this Prospectus.  The documents referenced above may also be obtained from certain financial intermediaries.

Information about the Fund (including the SAI) can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Please call the SEC at 1-202-942-8090 for information relating to the operation of the Public Reference Room.  Reports and other information about the Fund are also available on the EDGAR Database on the SEC’s Internet Website located at http://www.sec.gov.  Alternatively, copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address:  publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

The Fund’s 1940 Act File Number is 811-8267.

The information in this Statement of Additional Information  is not complete and may be changed.  We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective.  This Statement of Additional Information is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Date of Issuance:  June 25, 2004

STATEMENT OF ADDITIONAL INFORMATION

Kopp Funds

Kopp Total Quality Management Fund

7701 France Avenue South, Suite 500

Edina, Minnesota 55435

Telephone: 1-888-533-KOPP

Facsimile: 1-952-841-0411

Website:  www.koppfunds.com

This Statement of Additional Information (“SAI”) is not a prospectus and should be read together with the Prospectus of the Kopp Total Quality Management Fund (“Fund”) dated September 30, 2004.  The Fund is a series of Kopp Funds, Inc. (“Company”).

The Annual Report to Shareholders of General Securities, Incorporated (“GSI Fund”), which is the predecessor of the Fund’s Class I shares, for the fiscal year ended November 30, 2003 is incorporated herein by reference, as is the GSI Fund’s Semi-Annual Report to Shareholders for the six months ended May 31, 2004.

Copies of the Fund’s Prospectus, and the GSI Fund’s Annual and Semi-Annual Reports to Shareholders, are available without charge upon request to the above-noted address, toll-free telephone number or website.

This Statement of Additional Information is dated September 30, 2004.

TABLE OF CONTENTS

FUND ORGANIZATION	3

FUND POLICIES: FUNDAMENTAL AND NON-FUNDAMENTAL	3

IMPLEMENTATION OF INVESTMENT OBJECTIVE	5

DIRECTORS AND OFFICERS	7

PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS	10

INVESTMENT ADVISOR	10

PROXY VOTING POLICIES	11

FUND TRANSACTIONS AND BROKERAGE	12

CUSTODIAN, TRANSFER AGENT AND DIVIDEND-DISBURSING AGENT	13

ADMINISTRATOR AND FUND ACCOUNTANT	13

ANTI-MONEY LAUNDERING PROGRAM	14

DISTRIBUTOR	15

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN	16

PURCHASE, EXCHANGE AND PRICING OF SHARES	18

REDEMPTIONS IN KIND	20

TAXATION OF THE FUND	20

PERFORMANCE INFORMATION	21

INDEPENDENT ACCOUNTANTS	21

FINANCIAL STATEMENTS	21

You should rely only on the information contained in this document and the Fund’s Prospectus.  We have not authorized anyone to provide you with information that is different.  This SAI is not an offer to sell securities in any state or jurisdiction in which an offering may not lawfully be made.

FUND ORGANIZATION

The Company is an open-end management investment company, commonly referred to as a mutual fund.  The Company is organized as a Minnesota corporation and was incorporated on June 12, 1997.

The Company is authorized to issue shares of common stock in series and classes.  The Company currently offers two series of shares:  (1) the Kopp Emerging Growth Fund, which is not discussed in this SAI, and (2) the Fund.  The shares of common stock of each series are further divided into three classes:  Class A, Class C and Class I.  Each share of common stock of each class of shares is entitled to one vote, and each share is entitled to participate equally in dividends and capital gains distributions by the respective class of shares and in the residual assets of the respective class in the event of liquidation.  However, each class of shares bears its own expenses, is subject to its own sales and redemption charges, if any, and has exclusive voting rights on matters pertaining to the Rule 12b-1 distribution and shareholder servicing plan as it relates to that class.

The Fund was created to acquire the assets, and assume the liabilities, of the GSI Fund.  The GSI Fund was a diversified, open-end management investment company organized as a Minnesota corporation in 1951.  This acquisition, which involved the issuance of Class I shares of the Fund to the shareholders of the GSI Fund in exchange for the GSI Fund’s assets and liabilities, was effected on September 30, 2004 (“Acquisition”).  Accordingly, the Fund is the successor to the GSI Fund.  It commenced operations on September 30, 2004.  The Fund is a diversified series of the Company.

No certificates will be issued for shares held in your account.  You will, however, have full shareholder rights.

Generally, the Fund will not hold annual shareholders’ meetings unless required by the Investment Company Act of 1940, as amended (“1940 Act”), or Minnesota law.

FUND POLICIES:  FUNDAMENTAL AND NON-FUNDAMENTAL

The following are the Fund’s fundamental investment policies which cannot be changed without the approval of a majority of the Fund’s outstanding voting securities.  As used herein, a “majority of the Fund’s outstanding voting securities” means the lesser of (i) 67% of the shares of common stock of the Fund represented at a meeting at which more than 50% of the outstanding shares are present or (ii) more than 50% of the outstanding shares of common stock of the Fund.

The Fund:

1.

May not, with respect to 75% of its total assets, purchases securities of any issuer (except securities issued or guaranteed by the U.S. government or any agency or instrumentality thereof) if, as a result, (i) more than 5% of the Fund’s total assets would be invested in the securities of that issuer or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer;

2.

May not issue senior securities, except as permitted under the 1940 Act;

3.

May (i) borrow money from banks and (ii) make other investments or engage in other transactions permissible under the 1940 Act which may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings), except that the Fund may borrow up to an additional 5% of its assets (not including the amount borrowed) from a bank for temporary or emergency purposes (but not for leverage or the purchase of investments).  The Fund may also borrow money from other persons to the extent permitted by applicable law;

4.

May not act as an underwriter of another company’s securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (“1933 Act”), in connection with the purchase and sale of portfolio securities;

5.

May not invest more than 25% of its assets in securities of companies in any one industry.  This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities;

6.

May not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prohibit the Fund from purchasing or selling securities or other instruments backed by real estate or of issuers engaged in real estate activities);

7.

May not make loans if, as a result, more than 33 1/3% of the Fund’s assets would be lent to other persons, except through purchases of debt securities or other debt instruments or engaging in repurchase agreements;

8.

May not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts, or other derivative instruments, or from investing in securities or other instruments backed by physical commodities); and

9.

Notwithstanding any other fundamental investment policy or restriction, may invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and restrictions as the Fund.

For purposes of Fundamental Policy No. 3, any additional borrowings for emergency purposes must also be temporary.  For purposes of Fundamental Policy No. 5, “industry” is defined to include groups of related industries.

The Fund’s investment objective, which is to seek long-term capital appreciation, is also a fundamental investment policy which cannot be changed without the approval of a majority of the Fund’s outstanding voting securities.

The following are the Fund’s non-fundamental investment policies, which may be changed by the Board of Directors of the Company (“Board”), on behalf of the Fund, without shareholder approval.

The Fund may not:

1.

Sell securities short, unless the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, or unless it covers such short sale as required by the current rules and positions of the Securities and Exchange Commission (“SEC”) or its staff, and provided that transactions in options, futures contracts, options on futures contracts or other derivative instruments are not deemed to constitute selling securities short.

2.

Purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of transactions; and provided that margin deposits in connection with futures contracts, options on futures contracts or other derivative instruments shall not constitute purchasing securities on margin.

3.

Invest in illiquid securities if, as a result of such investment, more than 15% of its net assets would be invested in illiquid securities, or such other amounts as may be permitted under the 1940 Act.

4.

Purchase securities of other investment companies except in compliance with the 1940 Act.

5.

Make any loans other than loans of portfolio securities, except through purchases of debt securities or other debt instruments or engaging in repurchase agreements with respect to portfolio securities.

6.

Borrow money except from banks or through reverse repurchase agreements or mortgage dollar rolls, and will not purchase securities when bank borrowings exceed 5% of its assets.

7.

Make any change in its investment policy of investing at least 80% of its net assets in the investments suggested by the Fund’s name without first providing shareholders of the Fund with at least 60 days’ notice.

Unless noted otherwise, if a percentage restriction in a fundamental or non-fundamental policy is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in the Fund’s assets or in the market value of the investment will not constitute a violation of that restriction.

IMPLEMENTATION OF INVESTMENT OBJECTIVE

The following information supplements the discussion of the Fund’s investment objective and strategy described in the Prospectus under the headings “Investment Objective,” “Principal Investment Strategy” and “Implementation of Investment Objective.”

Corporate Debt Securities

The Fund may, from time to time, invest in corporate debt securities, which are fixed-income securities issued by businesses to finance their operations.  Notes, bonds and debentures are the most common types of corporate debt securities, with the primary difference being their maturities and secured or unsecured status.

The broad category of corporate debt securities includes debt issued by domestic or foreign companies of all kinds, including those with small-, mid-and large-capitalizations.  Corporate debt may be rated investment-grade or below investment-grade and may carry variable or floating rates of interest.

Because of the wide range of types and maturities of corporate debt securities, as well as the range of creditworthiness of its issuers, corporate debt securities have widely varying potentials for return and risk profiles.  For example, a short-term corporate note issued by a large established domestic corporation that is rated investment-grade may have a modest return on principal, but carries relatively limited risk.  On the other hand, a long-term corporate note issued by a small foreign corporation from an emerging market country that has not been rated may have the potential for relatively large returns on principal, but carries a relatively high degree of risk.

Corporate debt securities carry both credit risk and interest rate risk.  Credit risk is the risk that the Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due.  Some corporate debt securities that are rated below investment-grade are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.  The credit risk of a particular issuer’s debt security may vary based on its priority for repayment.  For example, higher ranking (senior) debt securities have a higher priority than lower ranking (subordinated) securities.  This means that the issuer might not make payments on subordinated securities while continuing to make payments on senior securities.  In addition, in the event of bankruptcy, holders of higher-ranking senior securities may receive amounts otherwise payable to the holders of more junior securities.  Interest rate risk is the risk that the value of certain corporate debt securities will tend to fall when interest rates rise.  In general, corporate debt securities with longer terms tend to fall more in value when interest rates rise than corporate debt securities with shorter terms.

The Fund will limit investments in corporate notes, bonds and debentures to no more than [5%] of the Fund’s net assets.

Preferred Stocks

The Fund may, from time to time, invest in preferred stocks.  Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock but after bond owners.  Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default (such as a covenant default or filing of bankruptcy petition) or other noncompliance by the issuer with the terms of the preferred stock.  Often, however, on the occurrence of any such event of default or noncompliance by the issuer, preferred stockholders will be entitled to gain representation on the issuer’s board of directors or increase their existing board representation.  In addition, preferred stockholders may be granted voting rights with respect to certain issues on the occurrence of any entry of default.  The Fund will limit investments in preferred stock to no more than [5%] of the Fund’s net assets.

Repurchase Agreements

From time to time, the Fund may enter into repurchase agreements for short-term investment.  A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund’s cost plus interest).  Kopp Investment Advisors, LLC, the Fund’s investment advisor (“Advisor”), will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor.  The Fund intends to enter into repurchase agreements only with member banks of the Federal Reserve System and securities dealers meeting certain criteria as to creditworthiness and financial condition as may be established by the Board and only with respect to obligations of the U.S. Government or its agencies or instrumentalities or other high-quality short-term debt obligations.  If the seller defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale are less than the resale price, including interest, provided in the agreement.  Repurchase agreements are considered to be loans under the 1940 Act.  The Fund will limit investments in repurchase agreements to no more than [5%] of the Fund’s net assets.

Borrowing

The Fund is authorized to borrow money from banks and make other investments or engage in other transactions permissible under the 1940 Act, which may be considered a borrowing (such as mortgage dollar rolls and reverse repurchase agreements), provided that the amount borrowed cannot exceed 33 1/3% of the value of the Fund’s net assets.  The Fund’s borrowings create an opportunity for greater return to the Fund and, ultimately, the Fund’s shareholders, but at the same time increase exposure to losses.  In addition, interest payments and fees paid by the Fund on any borrowings may offset or exceed the return earned on borrowed funds.  The Fund currently intends to borrow money only for temporary, extraordinary or emergency purposes.

Lending Portfolio Securities

The Fund may lend portfolio securities with a value not exceeding 33 1/3% of the Fund’s total assets to brokers or dealers, banks, or other institutional borrowers of securities as a means of earning income.  In return, the Fund will receive collateral in cash or money market instruments.  Such collateral will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.  The purpose of such securities lending is to permit the borrower to use such securities for delivery to purchasers when such borrower has sold short.  The Fund will continue to receive the equivalent of the interest or dividends paid by the issuer of the securities lent, and the Fund may also receive interest on the investment of collateral, or a fee from the borrower as compensation for the loan.  The Fund may pay reasonable custodial and administrative fees in connection with the loan.  The Fund will retain the right to call, upon notice, securities loaned.  While there may be delays in recovery or even a risk of loss of collateral should the borrower fail financially, Advisor or its agent will review the creditworthiness of the entities to which such loans are made to evaluate those risks.  Although the Fund is authorized to lend, the Fund does not presently intend to engage in lending.

Concentration

The Fund has adopted a fundamental investment policy which prohibits the Fund from investing more than 25% of its assets in the securities of companies in any one industry or related industries.  For purposes of this policy, Advisor determines industry classifications in accordance with the SEC’s Standard Industrial Classification (SIC) codes.

Temporary Strategies

As described in the Prospectus under the heading “Implementation of Investment Objective,” to retain the flexibility to respond promptly to changes in market and related conditions, the Fund may hold cash or cash equivalents and/or invest all or a portion of its assets in money market instruments or other fixed-income securities.  In this regard, the Fund may purchase:

U.S. Government Securities.  Obligations issued or guaranteed as to principal and interest by the United States or its agencies (such as the Export-Import Bank of the United States, Federal Housing Administration and Government National Mortgage Association) or its instrumentalities (such as the Federal Home Loan Bank), including Treasury bills, notes and bonds;

Bank Obligations.  Obligations (including certificates of deposit, bankers’ acceptances, commercial paper (see below), and other debt obligations) of banks subject to regulation by the U.S. government and having total assets of $1 billion or more, and instruments secured by such obligations, not including obligations of foreign branches of domestic banks;

Obligations of Savings Institutions.  Certificates of deposit of savings banks and savings and loan associations, having total assets of $1 billion or more;

Fully Insured Certificates of Deposit.  Certificates of deposit of banks and savings institutions, having total assets of less than $1 billion, if the principal amount of the obligation is insured by the Bank Insurance Fund or the Savings Association Insurance Fund (each of which is administered by the Federal Deposit Insurance Corporation), limited to $100,000 principal amount per certificate and to 15% or less of the Fund’s total assets in all such obligations and in all illiquid assets, in the aggregate;

Commercial Paper.  Commercial paper rated within the two highest grades by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Corporation (“S&P”) or, if not rated, issued by a company having an outstanding debt issue rated at least Aaa by Moody’s or AAA by S&P; and

Money Market Funds.  Securities issued by registered investment companies holding themselves out as money market funds which attempt to maintain a stable net asset value of $1.00 per share.

DIRECTORS AND OFFICERS

Under the laws of the State of Minnesota, the Board is responsible for managing the business and affairs of the Fund.

The directors and officers of the Company, together with information as to their principal business occupations during the last five years and other information, are shown below.  Each officer and director holds the same position with the Company and the Fund and has served as such with respect to the Fund since the Fund’s inception on September 30, 2004.  Each director serves until the earlier of his resignation, removal, disqualification or death, or until his successor is duly elected and qualified.  Officers are re-elected by the Board annually.

Name, Address, and Age	Position(s) Held with Company	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen By Director	Other Directorships Held by Director

INDEPENDENT DIRECTORS

Robert L. Stehlik 10313 Normandy Crest Eden Prairie, MN 55347 Age: 65	Director	Mr. Stehlik is retired. He served as the Senior Vice President of Peoples Bank of Commerce, which is based in Minneapolis, Minnesota, from September 1998 to September 2003. For four years prior to that, he served as the Senior Vice President of Richfield Bank & Trust Co., based in Richfield, Minnesota. Prior to that, he served in various capacities at First Bank (now U.S. Bank), based in Minneapolis, Minnesota, including Senior Vice President.	2	None

Thomas R. Stuart 3400 Technology Drive Minneapolis, MN 55418 Age: 59	Director	Since May 1988, Mr. Stuart has served as Chairman and Chief Executive Officer of the Bureau of Engraving, Inc., a manufacturer of interconnect devices and a provider of commercial printing and distance education services based in Minneapolis, Minnesota	2	None

INTERESTED DIRECTOR AND OFFICERS

John P. Flakne* 7701 France Avenue South Suite 500 Edina, MN 55435 Age: 38	Chief Executive Officer, President, Chief Financial Officer, Treasurer and Director

Mr. Flakne joined Advisor in December 1998 as Controller.  On January 1, 2000, he became Advisor’s Chief Financial Officer and the Chief Executive Officer and Chief Financial Officer of the Distributor.  In June 2003, he was named Executive Vice President of Advisor.  In 1989, Mr. Flakne graduated from the University of Minnesota with a B.S.B. in Accounting.  Mr. Flakne is a CPA.  Before joining Advisor in 1998, Mr. Flakne practiced public accounting with Coopers & Lybrand L.L.P, now PricewaterhouseCoopers LLP, and subsequently held finance, accounting and consulting positions with both private and public companies in Minnesota.

			2	None

Kathleen S. Tillotson 7701 France Avenue South Suite 500 Edina, MN 55435 Age: 47	Executive Vice President and Secretary

Ms. Tillotson joined Advisor in March 1996 as Vice President and General Counsel, and was named Executive Vice President in June 2003.  Since January 1, 2000, she has also been the Secretary of Advisor.  She serves as Vice President, General Counsel and Secretary of the Distributor.  She also serves as Executive Vice President, General Counsel and Secretary of Kopp Holding Company and Kopp Holding Company, LLC.  From June 1998 through December 1999, she served as the Assistant Secretary of the Distributor. In 1981, Ms. Tillotson graduated from Tulane University School of Law magna cum laude.  Before joining Advisor in 1996, Ms. Tillotson practiced law as an associate and principal with law firms in Boston and Minneapolis.

			N/A	N/A

Gregory S. Kulka 7701 France Avenue South Suite 500 Edina, MN 55435 Age: 48	First Vice President	Mr. Kulka joined Advisor in 1991 as First Vice President-Marketing, and was named Executive Vice President-Marketing in June 2003. He also serves as Vice President of Marketing for the Distributor.	N/A	N/A

_________________________

*Mr. Flakne is deemed to be an "interested person" of the Fund, as defined in the 1940 Act, because of his position with the Advisor.

As of December 31, 2003, officers and directors of the Fund did not beneficially own any shares of the Fund because the Fund was not offered for sale until the date of this SAI.  The following table sets forth the dollar range of shares beneficially owned in the Fund and the Fund Complex by each director as of December 31, 2003.  (Note: The Directors only own Class I shares.)  The beneficial ownership is stated using the following ranges:  none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.

___________________________________________________________________________________________

Name of Director	Fund (1)	Aggregate Dollar Range of Equity Securities Beneficially Owned in all Registered Investment Companies Overseen by Director in Family of Investment Companies

_______________________________________________________________________________________

John P. Flakne(2)	None	over $100,000
Robert L. Stehlik	None	over $100,000
Thomas R. Stuart	None	over $100,000

_________________

(1)

The Fund was not offered for sale until the date of this SAI.

(2)

An “interested person” as defined in the 1940 Act.

Board Committees

The Board has one standing committee – an Audit Committee.  Pursuant to its charter, the Audit Committee oversees the Company’s accounting and financial policies; oversees the quality, objectivity and integrity of the Company’s financial statements and the independent audit thereof; and is responsible for the appointment, compensation and oversight of the Company’s independent auditor.  During the fiscal year ended September 30, 2003, the Audit Committee met once.  The Company’s two independent directors, who are not deemed to be “interested persons” under the 1940 Act (“Independent Directors”) – Mr. Stehlik and Mr. Stuart – form the Audit Committee.

The Board has also established a Valuation Committee of Advisor, which is not a committee of the Board.  The Valuation Committee is responsible for monitoring the valuation of Fund securities and other investments; and, as required, determining the fair value of securities for which market quotations are not readily available, after consideration of all relevant factors, which determinations are subsequently reported to the full Board.  The Valuation Committee meets as necessary and is comprised of Kathleen Tillotson, Executive Vice President, Secretary and General Counsel of Advisor, and Steven Crowley, Executive Vice President and Senior Portfolio Manager of Advisor.

Board Compensation

Directors and officers of the Company who are also officers, directors or employees of Advisor do not receive any remuneration from the Company for serving as directors or officers.  Accordingly, Mr. Flakne, Ms. Tillotson and Mr. Kulka do not receive any remuneration from the Company for their services as directors and/or officers.  Neither the Company nor the Fund maintain any deferred compensation, pension or retirement plans, and no pension or retirement benefits are accrued as part of Company or Fund expenses.  The following table provides information relating to the compensation paid to the Independent Directors by the Company during the fiscal year ended September 30, 2003 for overseeing the other series of the Company (which is not discussed in this SAI).  During the fiscal year ended September 30, 2003, the Independent Directors did not receive any renumeration from the Fund because the Fund was not offered for sale until the date of this SAI.

Name of Director	Total Compensation Paid to Directors From Fund Complex (1)

Robert L. Stehlik	$15,000
Thomas R. Stuart	$15,000

__________

(1)

Each Independent Director receives $3,500 for each Board meeting attended, a $1,000 per fiscal year stipend if all such meetings are attended, and reimbursement of reasonable expenses incurred in connection therewith.  The Board held four meetings during fiscal 2003 and both of the Independent Directors attended all four meetings.  Independent Directors may elect to receive their compensation in the form of cash, shares of either series of the Company, or both.

PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS

Information regarding principal shareholders and control persons of the Fund is not provided because the Fund was not offered for sale until the date of this SAI.

INVESTMENT ADVISOR

Effective June 7, 2004, Advisor succeeded Robinson Capital Management, Inc. as the investment advisor for the GSI Fund pursuant to an interim investment advisory agreement.  When the GSI Fund was acquired by the Fund on September 30, 2004, Advisor continued as the investment advisor for the Fund pursuant to the investment advisory agreement described below.

Advisor and the Distributor are wholly-owned subsidiaries of Kopp Holding Company, LLC, which is controlled by LeRoy C. Kopp, the Chairman, Chief Executive Officer and Chief Investment Officer of Advisor.  John P. Flakne is the Executive Vice President and Chief Financial Officer of Advisor, Kathleen S. Tillotson is the Executive Vice President, Secretary and General Counsel of Advisor, and Gregory S. Kulka is the Executive Vice President-Marketing of Advisor.  Mr. Kopp is also the sole Governor of the Distributor, Mr. Flakne is the Chief Executive Officer and Chief Financial Officer of the Distributor, Ms. Tillotson is the Vice President, General Counsel and Secretary of the Distributor, and Mr. Kulka is the Vice President of Marketing for the Distributor.

Kopp Holding Company, LLC was formed in 2003 in connection with the restructuring of the interests of Kopp Holding Company.  As part of this restructuring, on September 30, 2003, Advisor and the Distributor became limited liability companies through corporate reorganizations.

The investment advisory agreement between the Company and Advisor dated as of October 1, 1997, as amended (“Advisory Agreement”), with respect to the Fund has an initial term of two years from September 30, 2004 and is required to be approved annually by the Board on behalf of the Fund or by vote of a majority of the outstanding voting securities of the Fund.  Each annual renewal must also be approved by the vote of a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on such approval.  The Advisory Agreement with respect to the Fund was initially approved on August 9, 2004 by the full Board and by a majority of the Independent Directors.  The Advisory Agreement is terminable without penalty on 60 days’ written notice by the Board, by vote of a majority of the Fund’s outstanding voting securities, or by Advisor, and will terminate automatically in the event of its assignment.

When the Board reviewed the Advisory Agreement with respect to the Fund on August 9, 2004, it was provided with materials relating to, and considered and evaluated, the following: (i) the terms and conditions of the agreement, including the nature, extent, and quality of the services provided to the Fund by Advisor, and the structure and rates of the investment advisory fees charged for those services; (ii) a comparison of the Fund’s fees and expenses in relation to various industry averages; and (iii) the directors’ legal duties in considering the approval of the agreement.  On the basis of its review and the foregoing information, the Board found that the terms of the Advisory Agreement were fair and reasonable and in the best interests of the Fund’s shareholders.

Under the terms of the Advisory Agreement, Advisor manages the Fund’s investments and business affairs, subject to the supervision of the Board.  At its expense, Advisor provides office space and all necessary office facilities, equipment, and personnel for managing the investments of the Fund.  As compensation for its services, the Fund pays Advisor an annual management fee of 1.00% of the Fund’s average daily net assets attributable to each class of shares.  The advisory fee is accrued daily and paid monthly.  Because the Fund did not commence operations until the date of this SAI, the Fund has not yet paid any management fees.

Advisor may from time to time voluntarily (but is not required or obligated to) waive all or a portion of its fee and/or reimburse all or a portion of class operating expenses.  Through September 2005, Advisor has agreed to waive its management fee and/or reimburse expenses to the extent such fees or expenses would cause the total operating expenses of any class of shares of the Fund to exceed 1.50% of the average daily net assets of the respective class.  Advisor may recover previously waived management fees.

PROXY VOTING POLICIES

The Board has adopted proxy voting policies and procedures on behalf of the Fund that delegate the authority to vote proxies to Advisor, subject to the supervision of the Board.  The proxy voting policies and procedures provide that, in the event of a conflict between the interests of Advisor and the Fund with regard to a proxy vote, the Board has delegated its authority to the Independent Directors and the proxy voting direction in such a case shall be determined by a majority of the Independent Directors.

Advisor’s proxy voting policies and procedures generally provide that Advisor will decide how to vote proxies on various issues on a case-by-case basis, with the intention being to vote all proxies in the best interest of the shareholders.  Advisor has adopted proxy voting guidelines that may be employed when considering how to vote proxies.  In situations where Advisor’s interests conflict, or appear to conflict, with client interests, Advisor will take one of the following steps to resolve the conflict:

•

Vote the securities based on a pre-determined voting guideline if the application of the guideline to the matter presented involves little or no discretion on Advisor’s part;

•

Vote the securities based upon the recommendation of an independent third party, such as a proxy voting service;

•

Refer the proxy to the client or to a fiduciary of the client for voting purposes;

•

Suggest that the client engage another party to determine how the proxy should be voted; or

•

Disclose the conflict to the client and obtain the client’s direction to vote the proxies.

Beginning August 31, 2004, the Fund’s proxy voting record relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, either upon request, by calling toll free, 888-533-KOPP, or by accessing the Fund’s website at http://www.koppfunds.com, or both; and by accessing the SEC’s website at http://www.sec.gov.

FUND TRANSACTIONS AND BROKERAGE

Under the Advisory Agreement, Advisor is responsible for decisions to buy and sell securities for the Fund and for the placement of the Fund’s securities business, the negotiation of the charges to be paid on such transactions, and the allocation of portfolio brokerage and principal business.  Trades may be done with brokers, dealers and, on occasion, issuers.  Remuneration for trades may include commissions, commission-equivalent charges, dealer spreads, mark-ups and mark-downs.  Because the Fund did not commence operations until the date of this SAI, it has not yet paid any brokerage commissions.

In executing transactions on behalf of the Fund, Advisor has no obligation to deal with any particular broker or dealer.  Rather, Advisor seeks to obtain the best qualitative execution.  The best net price is an important factor, but Advisor also considers the full range and quality of a broker’s services, as described below.  Recognizing the value of the range of services, the Fund may not pay the lowest commission or spread available on any particular transaction.

Section 28(e) of the Securities Exchange Act of 1934, as amended (“Section 28(e)”), permits an investment advisor, under certain circumstances, to cause an account to pay a broker who supplies brokerage and research services a commission or commission-equivalent charge for effecting a transaction in excess of the amount of commission another broker would have charged for effecting the transaction.  Brokerage and research services include:

•

furnishing advice as to the value of securities, the advisability of investing, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities;

•

furnishing analyses and reports concerning issuers, industries, sectors, securities, economic factors and trends, portfolio strategy and the performance of accounts; and

•

effecting securities transactions and performing functions incidental thereto (such as clearance, settlement and custody).

In selecting brokers, Advisor considers investment and market information and other research, such as economic, securities and market research provided by such brokers and the quality and reliability of brokerage services, including execution capability and financial responsibility.  Accordingly, the charge by any such broker may be greater than the amount another firm might impose if Advisor determines in good faith that the amount of such charge is reasonable in relation to the value of the research information and brokerage services provided by such broker.  Advisor believes that the research information received in this manner provides the Fund with benefits by supplementing the research otherwise available to the Fund.  Any such higher charge will not, however, be paid by the Fund unless:

•

Advisor determines in good faith that the amount is reasonable in relation to the services in terms of the particular transaction or in terms of Advisor’s overall responsibilities with respect to the accounts, including the Fund, as to which it exercises investment discretion;

•

such payment is made in compliance with applicable state and federal laws; and

•

in the opinion of Advisor, the total charges to the Fund are reasonable in relation to the benefits to the Fund over the long term.

Advisor places portfolio transactions for other advisory accounts in addition to the Fund.  Research services furnished by firms through which the Fund effects its securities transactions may be used by Advisor in servicing all of its accounts; that is, not all of such services may be used by Advisor in connection with the Fund.  Advisor believes it is not possible to measure separately the benefits from research services received by each of the accounts (including the Fund) managed by it.  Because the volume and nature of the trading activities of the accounts are not uniform, the amount of commissions in excess of those charged by another broker (if any) paid by each account for brokerage and research services will vary.  Advisor believes any such costs to the Fund, however, will not be disproportionate to the benefits received by the Fund on a continuing basis.

Advisor generally seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities by the Fund and another advisory account.  In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund.  There can be no assurance that a particular purchase or sale opportunity will be allocated to the Fund.  In making allocations between the Fund and other advisory accounts, certain factors considered by Advisor are the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, and the size of investment commitments generally held.

Advisor has a soft dollar arrangement with one of its regular brokers pursuant to which soft dollars may be used to reimburse brokers for research provided to all clients of Advisor, including the Fund.  Soft dollars are not accrued from Fund trades.

The portfolio turnover rate indicates changes in the Fund’s securities holdings.  Generally, if all the securities in the Fund at the beginning of a period are replaced by the end of the period, the turnover rate would be 100%.

The Company, on behalf of the Fund, Advisor and the Distributor have, collectively, adopted a Code of Ethics, as required by Rule 17j-1 of the 1940 Act.  The Code of Ethics permits personnel of Advisor and the Distributor to invest in securities for their own accounts, including securities held or to be purchased by the Fund.  Under the Code, all personnel are subject to various restrictions on their personal trading.  The Code of Ethics is on public file with, and available from, the SEC.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND-DISBURSING AGENT

As custodian of the Fund’s assets, U.S. Bank, N.A., 425 Walnut Street, Cincinnati, Ohio 45202, has custody of all securities and cash of the Fund, delivers and receives payment for portfolio securities sold, receives and pays for portfolio securities purchased, collects income from investments, if any, and performs other duties, all as directed by the officers of the Fund.  The Company has a $50,000,000 secured line of credit with U.S. Bank.  Any borrowings under the line would be for liquidity purposes only.  The Fund has not yet drawn from the line of credit.  U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202, an affiliate of U.S. Bank, N.A., acts as transfer agent and dividend-disbursing agent for the Fund (“Transfer Agent”).

ADMINISTRATOR AND FUND ACCOUNTANT

The Transfer Agent also provides administrative and fund accounting services to the Fund pursuant to separate administration and fund accounting agreements dated as of October 1, 1997, as amended (“Administration Agreement” and “Fund Accounting Agreement,” respectively).  Under these Agreements, the Transfer Agent:

•

calculates the daily net asset value of each class of shares;

•

prepares and files all federal and state tax returns;

•

oversees the Fund’s insurance relationships;

•

participates in the preparation of registration statements, proxy statements, and reports;

•

prepares compliance filings relating to the registration of the Fund’s shares pursuant to state securities laws;

•

monitors the Fund’s compliance with federal securities laws;

•

prepares financial statements for annual and semi-annual reports;

•

monitors the Fund’s expense accruals and performs securities valuations;

•

monitors the Fund’s status as a regulated investment company under the Code;

•

monitors compliance with the Fund’s investment policies; and

•

generally assists in the Fund’s administrative operations.

For the foregoing services, the Transfer Agent receives from the Fund the following fees, computed daily and payable monthly based on the average net assets per class of shares:

•

pursuant to the Administration Agreement, the Transfer Agent receives a fee at the annual rate of 0.08 of 1% on the first $200 million; 0.06 of 1% on the next $400 million; and 0.04 of 1% on the balance; subject to an annual minimum fee of $30,000 in year 1, $40,000 in year 2 and $50,000 in years 3 and beyond, plus out-of-pocket expenses; and

•

pursuant to the Fund Accounting Agreement, the Transfer Agent receives a fee of $24,000 on the first $50 million in year 1 and $30,000 on the first $50 million in years 2 and beyond; 1.875 of 1% on the next $250 million; and 1.125 of 1% on average net assets in excess of $300 million, plus out-of-pocket expenses.

Because the Fund did not commence operations until the date of this SAI, it has not yet paid any fees for administration and fund accounting services.

ANTI-MONEY LAUNDERING PROGRAM

The Company, on behalf of the Fund, has established an Anti-Money Laundering Compliance Program (the “Program”) as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”).  In order to ensure compliance with this law, the Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program, an independent audit function to determine the effectiveness of the Program and a customer identification program.

Procedures to implement the Program include, but are not limited to, determining that the Fund’s Transfer Agent has established proper anti-money laundering procedures that require it to report suspicious and/or fraudulent activity, verify the identity of new shareholders, check shareholder names against designated government lists, including the Office of Foreign Asset Control (“OFAC”), and undertake a complete and thorough review of all new account applications.

Pursuant to the USA PATRIOT Act and the Program, the Fund may be required to “freeze” the account of a shareholder or take other action if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons.

DISTRIBUTOR

Under a distribution agreement dated as of October 1, 1997, as amended (“Distribution Agreement”), the Distributor acts as principal distributor of the Fund’s shares.  The Distributor’s principal business address is 7701 France Avenue South, Suite 500, Edina, Minnesota  55435.  The Distributor is a wholly-owned subsidiary of and is controlled by Kopp Holding Company, LLC, which in turn is controlled by LeRoy C. Kopp.  Mr. Kopp indirectly controls Advisor.  Accordingly, the Distributor and Advisor are affiliated entities.  Distributor became a limited liability company on September 30, 2003.

The Distribution Agreement provides that the Distributor will use its best efforts to distribute the Fund’s shares, which shares are offered for sale continuously at (i) net asset value per share plus a maximum initial sales charge of 3.50% of the offering price, in the case of Class A shares, and (ii) net asset value per share without the imposition of a front-end sales charge, in the case of Class C and Class I shares.  Investments in Class A shares above $1 million are not assessed an initial sales charge.  However, the Distributor may impose a contingent deferred sales charge (“CDSC”) of up to 1% on such shares redeemed within 24 months of purchase.  The Distributor may also impose a CDSC of up to 1% on Class C shares redeemed within 12 months of purchase.  In addition, redemptions of Class A and Class C shares made within [30 days of purchase] may be charged a redemption fee of 2%.  Redemptions of Class I shares made within [24 months of purchase] may be charged a redemption fee of 2%.  Any sales charges assessed become the property of the Distributor, while the redemption fees are the property of the Fund.

The Fund does not currently have any arrangements that result in breakpoints in, or the elimination of, sales charges or redemption fees for directors and/or other affiliated persons of the Fund, although the Fund may waive the initial minimum investment requirements for such persons with respect to their purchases of Class I shares.  The Fund has agreed to waive (i) the Class I redemption fee for [24 months] from the inception of the Fund, and (ii) the initial and subsequent investment minimums, for former GSI Fund shareholders who became Fund shareholders as a result of the Acquisition.  Certain waivers and/or reductions of sales charges and redemption fees are available to other persons and institutions, as described in the Prospectus under the heading “Your Account.”

With respect to Class A shares, the Distributor may pay a portion of the applicable initial sales charge due upon the purchase of such shares to the broker-dealer, if any, involved in the trade, as follows:

Dollar Amount of Shares Purchased	Initial Sales Charge(1)	Portion of Initial Sales Charge Paid to Broker-Dealer(1)(2)
Up to $99,999	3.50%	3.00%
$100,000 - $249,999	3.00%	2.55%
$250,000 - $499,999	2.00%	1.70%
$500,000 - $999,999	1.00%	0.85%
$1,000,000 - $4,999,999	None	None(3)

_____________________

 (1)

Reflected as a percentage of the offering price of Class A shares.  The offering price is the sum of the net asset value per share plus the initial sales charge indicated in the table (“Offering Price”).

(2)

At the discretion of the Distributor, all sales charges may at times be paid to the broker-dealer, if any, involved in the trade.  A broker-dealer paid all or substantially all of the sales charge may be deemed an “underwriter” under the 1933 Act.

(3)

The Distributor may, in its discretion and out of its own assets, pay a commission of up to 1% to broker-dealers who initiate and are responsible for purchases of Class A shares between $1,000,000 and $4,999,999.  The Distributor may also pay a commission of up to 1% to broker-dealers who initiate and are responsible for purchases of Class C shares.

Pursuant to the terms of the Distribution Agreement, the Distributor bears the costs of printing prospectuses and shareholder reports which are used for selling purposes, as well as advertising and any other costs attributable to the distribution of Fund shares.  Certain of these expenses may be reimbursed pursuant to the terms of the Rule 12b-1 distribution and shareholder servicing plan discussed below.

As compensation for its services under the Distribution Agreement, the Distributor may retain all or a portion of (i) the initial sales charge from purchases of Class A shares; (ii) the CDSC from redemptions of Class A and Class C shares, if applicable; and (iii) the Rule 12b-1 fees payable with respect to the Class A and Class C shares (as described under “Distribution and Shareholder Servicing Plan”).  Because the Fund did not commence operations until the date of this SAI, it has not yet paid any compensation to the Distributor for its services.

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

Description of Plan

On behalf of the Fund and with respect to each class of shares, the Company has adopted a Rule 12b-1 plan under the 1940 Act (“Plan”) pursuant to which certain distribution and shareholder servicing fees may be paid to the Distributor.  Under the terms of the Plan, the Class A and Class I shares may be required to pay the Distributor (i) a distribution fee for the promotion and distribution of shares of up to 0.25% of the average daily net assets of the Fund attributable to each class (computed on an annual basis) and (ii) a shareholder servicing fee for personal service provided to shareholders of up to 0.25% of the average daily net assets of the Fund attributable to each class (computed on an annual basis).  Payments under the Plan with respect to Class A shares are currently limited to 0.35%, which represents a 0.10% distribution fee and a 0.25% shareholder servicing fee; the Fund currently has no intention of paying any Rule 12b-1 fees in connection with the Class I shares.  The Plan also provides that the Class C shares may be required to pay the Distributor (i) a distribution fee of up to 0.75% of the average daily net assets of the Fund attributable to such class (computed on an annualized basis) and (ii) a shareholder servicing fee of up to 0.25% of the average daily net assets of the Fund attributable to such class (computed on an annual basis).  The Fund currently intends to make payments under the Plan with respect to the Class C shares to the maximum extent allowable under such Plan.  The Distributor is authorized, in turn, to pay all or a portion of these fees to any registered securities dealer, financial institution or other person (“Recipient”) who renders assistance in distributing or promoting the sale of Fund shares, or who provides certain shareholder services to Fund shareholders, pursuant to a written agreement (“Rule 12b-1 Related Agreement”).  To the extent such fee is not paid to such persons, the Distributor may use the fee for its own distribution expenses incurred in connection with the sale of Fund shares, or for any of its shareholder servicing expenses.  In addition, the Distributor and Advisor may from time to time (but are not obligated to) make payments from their own resources to compensate others, including financial intermediaries with whom the Distributor or Advisor has entered into written agreements, for, among other things, performing shareholder servicing, and related administrative functions.  The Distributor or Advisor will determine the amount to be paid to such entities, including financial intermediaries and broker-dealers, provided that such amounts will not increase the amount that the Fund is allowed to pay under the Plan if reimbursement is sought under Rule 12b-1.

The Plan is a “reimbursement” plan, which means that the fees paid by the Fund under the Plan are intended to reimburse the Distributor for services rendered and commission fees borne up to the maximum allowable distribution and shareholder servicing fees.  If the Distributor is due more money for its services rendered and commission fees borne than are immediately payable because of the expense limitation under the Plan, the unpaid amount is carried forward from period to period while the Plan is in effect until such time as it may be paid.  No interest, carrying, or other finance charges will be borne by the Fund with respect to unpaid amounts carried forward.  If the Plan is terminated before the Distributor can be fully reimbursed, the Fund is not contractually obligated to pay these costs, although the Board could approve this payment to the Distributor.

Payment of the distribution and servicing fees is to be made quarterly after the Distributor forwards to the Board a written report of all amounts expensed pursuant to the Plan; provided, however, that the aggregate payments by the Fund under the Plan to the Distributor and all Recipients currently may not exceed 0.35% (on an annualized basis) with respect to the Class A and 1.00% (on an annualized basis) with respect to the Class C shares, of the average daily net assets of the Fund attributable to each such class of shares for that quarter.

Payments under the Plan are to reimburse the Distributor for expenses incurred in connection with (i) the promotion and distribution of the Fund’s Class A, Class I and Class C shares and (ii) the provision of personal services to the shareholders of each class. These expenses may include, but are not limited to, printing and mailing prospectuses and financial reports to other than current shareholders; preparing, printing and distributing advertising material and sales literature; and compensation of broker-dealers.

From time to time, the Distributor may engage in activities that jointly promote the sale of shares of one or more classes of shares, the cost of which may not be readily identifiable as related to any one class.  Generally, the distribution expenses attributable to such joint distribution activities will be allocated among each class of shares on the basis of its respective net assets, although the Board may allocate such expenses in any other manner it deems fair and equitable.

The Plan, including a form of the Rule 12b-1 Related Agreement, has been unanimously approved by the Board and, voting separately, by all of the members of the Board who are Independent Directors and who have no direct or indirect financial interest in the operation of the Plan or any Rule 12b-1 Related Agreements.

The Plan, and any Rule 12b-1 Related Agreement which is entered into, will continue in effect for a period of more than one year only so long as its continuance is specifically approved at least annually by a vote of a majority of the Board, and of the Independent Directors, cast in person at a meeting called for the purpose of voting on the Plan, or the Rule 12b-1 Related Agreement, as applicable.  In addition, the Plan, and any Rule 12b-1 Related Agreement, may be terminated with respect to any class at any time, without penalty, by vote of a majority of the outstanding voting securities of the applicable class, or by vote of a majority of the Independent Directors (on not more than 60 days’ written notice in the case of the Rule 12b-1 Related Agreement only).

Interests of Certain Persons

Advisor, in its capacity as the Fund’s investment advisor, has an indirect financial interest in the Plan, and the Distributor, in its capacity as principal distributor of Fund shares, has a direct financial interest in the Plan.  LeRoy C. Kopp has an indirect interest in the Plan through his control of Advisor and the Distributor.  No other “interested person” of the Fund, as defined in the 1940 Act, and no Independent Director has or had a direct or indirect financial interest in either the Plan or any Rule 12b-1 Related Agreement.

Anticipated Benefits to the Fund

The Board considered various factors in connection with its decision to approve the Plan, including:

•

the nature and causes of the circumstances which make implementation of the Plan necessary and appropriate;

•

the way in which the Plan addresses those circumstances, including the nature and amount of expenditures;

•

the nature of the anticipated benefits;

•

the merits of possible alternative plans or pricing structures;

•

the relationship of the Plan to other distribution efforts of the Fund, including the sales charge on Class A shares; and

•

the possible benefits of the Plan to any other person relative to those of the Fund.

Based upon its review of the foregoing factors and the material presented to it, and in light of its fiduciary duties under relevant state law and the 1940 Act, the Board determined, in the exercise of its business judgment, that the Plan was reasonably likely to benefit the Fund and its shareholders in at least one or several potential ways.  Specifically, the Board concluded that the Distributor and any Recipients operating under Rule 12b-1 Related Agreements would have little or no incentive to incur promotional expenses on behalf of the Fund if a Rule 12b-1 plan were not in place to reimburse them, thus making the adoption of the Plan important to the initial success and, thereafter, continued viability of the Fund.  In addition, the Board determined that the payment of Rule 12b-1 fees to these persons should motivate them to provide an enhanced level of service to Fund shareholders, which would, of course, benefit such shareholders.  Finally, the Plan would help to increase net assets under management in a relatively short amount of time, given the marketing efforts on the part of the Distributor and Recipients to sell Fund shares, which should result in certain economies of scale.

While there is no assurance that the expenditure of Fund assets to finance distribution of Fund shares will have the anticipated results, the Board believes there is a reasonable likelihood that one or more of such benefits will result, and since the Board will monitor the distribution and shareholder servicing expenses of the Fund, it will be able to evaluate the benefit of such expenditures in deciding annually whether to continue the Plan.

Because the Fund did not commence operations until the date of this SAI, it has not yet made any payments pursuant to the Plan.

PURCHASE, EXCHANGE AND PRICING OF SHARES

Purchase of Shares

The Fund offers three classes of shares:  Class A, Class C and Class I.  As discussed above under the heading “Distributor,” the Class A shares are offered and sold subject to an initial sales charge (with certain exceptions), while the Class C and Class I shares are offered and sold without being subject to an initial sales charge.  In addition, a CDSC may be charged on certain redemptions of Class A and Class C shares and a redemption fee may be charged on certain redemptions of all shares.  Please see “Your Account” in the Prospectus for more information.

As noted above, Class A shares may be purchased without the imposition of an initial sales charge under certain circumstances.  In addition, the initial sales charge may be reduced if multiple purchases of Class A shares are combined.  You may combine purchases of Class A shares to take advantage of the breakpoints in the sales charge schedule by participating in either the Fund’s Right of Accumulation (“ROA”) program or by executing a Letter of Intent (“LOI”).

•

Right of Accumulation.  The ROA allows you to purchase Class A shares at the sales charge applicable to the sum of (i) the dollar amount then being purchased, plus (ii) the higher of either (a) the current market value (calculated at the applicable Offering Price) or (b) the actual purchase price of all Fund shares already held by you, your spouse, and your minor children or you and members of a “qualified group.” A “qualified group” is one that was formed at least one year prior to the ROA purchase, has a purpose other than buying Fund shares at a discount, has more than ten members, can arrange meetings between the Distributor and group members, agrees to include Fund literature in mailings to its members, agrees to arrange for payroll deductions or other bulk transmissions of investments to the Fund, and meets other uniform criteria that allow the Distributor to achieve cost savings in distributing shares of the Fund.  To receive the ROA, at the time of purchase, you must give your investment professional, the Distributor or the Transfer Agent sufficient information to determine whether the purchase will qualify for a reduced sales charge.

•

Letter of Intent.  You may also qualify for a reduced sales charge on the purchase of Class A shares by completing the LOI section of the account application.  By completing the LOI, you express an intent to invest during the next 13-month period a specified amount (minimum of at least $100,000) which, if made at one time, would qualify for a reduced sales charge.  Any shares you own on the date you execute the LOI may be used as a credit toward the completion of the LOI.  However, the reduced sales charge will only apply to new purchases.  Any redemptions made during the 13-month period will be subtracted from the amount of the purchases for purposes of determining whether the terms of the LOI have been satisfied.  If, at the end of the 13-month period covered by the LOI, the total amount of purchases (less redemptions) does not equal the amount indicated, you will be required to pay the difference between the sales charge paid at the reduced rate and the sales charge applicable to the purchases actually made.  Shares equal to 5% of the amount specified in the LOI will be held in escrow during the 13-month period and are subject to involuntary redemption to assure any payment of a higher applicable sales charge.  By signing the purchase application and checking the box labeled “Letter of Intent,” you grant to the Distributor a security interest in the reserved shares and appoint the Distributor as attorney-in-fact to sell any or all of the reserved shares to cover any additional sales charges if you do not fulfill your undertaking.  Signing a LOI does not bind you to purchase the full amount indicated, but you must complete the intended purchase in accordance with the terms of the LOI to obtain the reduced sales charge.  For more information on the LOI, please contact your investment professional, the Distributor or the Transfer Agent.  You may reach the Distributor or the Transfer Agent by calling 1-888-533-KOPP.

The Fund also offers an Automatic Investment Plan (“AIP”), which is a method of using dollar cost averaging.  Dollar cost averaging is an investment strategy that involves investing a fixed amount of money at a regular time interval.  By always investing the same amount, you will be purchasing more shares when the price is low and fewer shares when the price is high.  Since such a program involves continuous investment regardless of fluctuating share values, you should consider your financial ability to continue the program through periods of low share price levels.  A program of regular investment cannot ensure a profit or protect against a loss from declining markets.

The AIP allows you to make regular, systematic investments in Class A or Class C shares of the Fund from your bank checking account.  The minimum initial investment for investors using the AIP is $3,000.  The AIP is generally not available to Class I shareholders; however, former GSI Fund shareholders who became Class I shareholders as a result of the Acquisition may participate in the AIP with respect to additional purchases of Class I shares.  If you elect this option, all dividends and capital gains distributions will be automatically reinvested in Fund shares.  With respect to Class A shares, the sales charge on future purchases may be reduced by using the Fund’s ROA or LOI.  To establish the AIP, complete the appropriate section in the account application.  Under certain circumstances (such as discontinuation of the AIP before the minimum initial investment is reached), the Fund reserves the right to close your account.  Prior to closing any account for failure to reach the minimum initial investment, the Fund will give you written notice and 60 days in which to reinstate the AIP or otherwise reach the minimum initial investment.  Your account may be closed in periods of declining share prices.

Under the AIP, you may choose to make investments on certain days of each month (at least seven days apart) in amounts of $50 or more.  There is no service fee charged by the Fund for participating in the AIP.  However, a service fee of $25 will be deducted from your Fund account for any AIP purchase that does not clear due to insufficient funds or, if prior to notifying the Fund in writing or by telephone of your intention to terminate the plan, you close your bank account or in any manner prevent withdrawal of funds from the designated checking account.  You can set up the AIP with most financial institutions.

If you purchase (or redeem) shares of the Fund through a financial intermediary, certain features of the Fund relating to such transactions may not be available or may be modified.  In addition, certain operational policies of the Fund, including those related to settlement and dividend accrual, may vary from those applicable to direct shareholders of the Fund and may vary among intermediaries.  We urge you to consult your financial intermediary for more information regarding these matters.  In addition, the Fund may pay, directly or indirectly through arrangements with Advisor and/or the Distributor, amounts to financial intermediaries that provide transfer agency and/or other administrative services to their customers.  Certain financial intermediaries may charge an advisory, transaction or other fee for their services.  You will not be charged for such fees if you purchase (or redeem) your Fund shares directly from the Fund without the intervention of a financial intermediary.

Exchange of Shares

You may exchange Class A or Class C shares for Class I shares at any time so long as the Class I minimum initial investment requirement is met. The value of the shares to be exchanged will be the net asset value (less the CDSC, if applicable) next determined after receipt of instructions for exchange; the price of the shares being purchased will be the net asset value next determined after receipt of instructions for exchange.

You may also exchange shares of the Fund for shares of the First American Prime Obligations Fund, a no-load money market fund managed by an affiliate of the Transfer Agent.  The First American Prime Obligations Fund is unrelated to the Fund.  This exchange privilege allows you to buy shares in a money market fund in order to respond to changes in your goals or market conditions.  The value of the shares to be exchanged will be the net asset value (less the CDSC, if applicable, with respect to Class A or Class C shares or the redemption fee, if applicable, with respect to all shares) next determined after receipt of instructions for exchange; the price of the shares being purchased will be at net asset value.  Before exchanging into the First American Prime Obligations Fund, please read the applicable prospectus, which may be obtained by calling 1-888-533-KOPP, and open an account in the First American Prime Obligations Fund.

The Fund reserves the right to modify or terminate the exchange privilege at any time.  Call the Transfer Agent at 1-888-533-KOPP to request instructions for an exchange.  An exchange is not a tax-free transaction and may be subject to redemption fees.

Pricing of Shares

The Class A shares of the Fund are offered to the public at the Offering Price, which is the sum of the net asset value per share (next computed after the time the purchase application and funds are received in proper order by the Transfer Agent) and the applicable initial sales charge.  The Class C and Class I shares of the Fund are offered to the public at their net asset value (next computed after the time the purchase application and funds are received in proper order by the Transfer Agent) without any initial sales charge.

As previously noted, the initial sales charge may be waived for certain individuals and institutions due to anticipated economies of scale in sales efforts and expense.  For more information, please see “Your Account—Class A Front-End Sales Charge Waivers and Reductions” in the Prospectus.

The net asset value per share for each class is determined as of the close of trading (generally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business.  Purchase orders and redemption requests received on a day the NYSE is open for trading, prior to the close of trading on that day, will be valued as of the close of trading on that day.  Applications for the purchase of shares and requests for the redemption of shares received after the close of trading on the NYSE will be valued as of the close of trading on the next day the NYSE is open.  The Fund is not required to calculate its net asset value on days during which the Fund receives no orders to purchase or redeem shares.  Net asset value per share for each class of shares is calculated by taking the market value of the total assets per class, including interest or dividends accrued, but not yet collected, less all liabilities, and dividing by the total number of shares outstanding in that class.  The result, rounded to the nearest cent, is the net asset value per share.

In determining net asset value, income and expenses are accrued and applied daily and securities and other assets for which market quotations are available are valued at market value.  Common stocks and other equity-type securities traded primarily on a national securities exchange are valued at the last sales price.  For securities traded on NASDAQ, the Fund utilizes the NASDAQ Official Closing Price which compares the last trade to the bid/ask price of a security.  If the last trade is below the bid, the bid will be the closing price.  Securities traded on a national securities exchange or NASDAQ for which there were no transactions on a given day, and securities not listed on a national securities exchange or NASDAQ, are valued at the average of the most recent bid and ask prices.  Any securities or other assets for which market quotations are not readily available are valued at fair value as determined in good faith by the Board or its delegate.  The Board may approve the use of pricing services to assist the Fund in the determination of net asset value.  All money market instruments held by the Fund will be valued on an amortized cost basis.

REDEMPTIONS IN KIND

The Fund has filed a Notification under Rule 18f-1 of the 1940 Act, pursuant to which it has agreed to pay in cash all requests for redemption by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser amount of (i) $250,000, or (ii) 1% of the net asset value of the class of shares of the Fund being redeemed, valued at the beginning of the election period.  The Fund intends to also pay redemption proceeds in excess of such lesser amount in cash, but reserves the right to pay such excess amount in kind, if it is deemed to be in the best interest of the Fund to do so.  If you receive an in kind distribution, you will likely incur a brokerage charge on the disposition of such securities through a securities dealer.

TAXATION OF THE FUND

The Fund intends to qualify annually for treatment as a “regulated investment company” under Subchapter M of the Code and, if so qualified, will not be liable for federal income taxes to the extent earnings are distributed to shareholders on a timely basis.  In the event the Fund fails to qualify as a “regulated investment company,” it will be treated as a regular corporation for federal income tax purposes.  Accordingly, the Fund would be subject to federal income taxes and any distributions that it makes would be taxable and non-deductible by the Fund.  What this means for shareholders of the Fund is that the cost of investing in the Fund would increase.  Under these circumstances, it would be more economical for shareholders to invest directly in securities held by the Fund, rather than invest indirectly in such securities through the Fund.

For federal income tax purposes, distributions from the Fund’s investment company taxable income (which includes dividends, interest and net short-term capital gains), if any, generally are taxable to you as ordinary income whether reinvested or received in cash, except to the extent any of the dividends are “qualified dividend income” eligible for the reduced rate of tax on net long-term capital gains or unless you are exempt from taxation or entitled to a tax deferral.  Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, “qualified dividend income” received by noncorporate shareholders generally will be taxed at the same rate as net long-term capital gains.  Currently, this maximum rate is set at 15%.  Absent further legislation, the reduced rates on qualified dividend income will cease to apply to taxable years beginning after December 31, 2008.

Generally, “qualified dividend income” includes dividends received during the taxable year from certain domestic corporations and “qualified foreign corporations.”  Passive foreign investment corporations, foreign personal holding companies, foreign investment companies, and corporations incorporated in a country that does not have an income tax treaty and an exchange of information program with the U.S. are not qualified foreign corporations.  The portion of dividends that the Fund pays that is attributable to qualified dividend income received by the Fund will qualify for such treatment in the hands of the noncorporate shareholders of the Fund.  If the Fund has income of which more than 95% was qualified dividends, all of the Fund’s distributions attributable to dividends will be eligible for the lower rates on qualified dividends.  Certain holding period requirements also must be satisfied to obtain qualified dividend treatment.

Distributions that are net of “qualified dividend income” under the Internal Revenue Code, interest income, other types of ordinary income, and net short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.  Distributions paid by the Fund from net capital gains (the excess of net long-term capital gains over net short-term capital losses) are generally taxable as long-term capital gains whether reinvested or received in cash and regardless of the length of time you have owned your shares.  The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

This section is not intended to be a full discussion of federal income tax laws and the effect of such laws on you.  There may be other federal, state, local or foreign tax considerations applicable to you.  You are urged to consult your own tax advisor.

PERFORMANCE INFORMATION

From time to time, the historical performance of the Fund’s shares may be quoted in advertisements, shareholder reports or other communications to shareholders.  The Fund’s historical performance or return (before and after taxes) may be shown in the form of various performance figures, including average annual total return, total return and cumulative total return.  The Fund’s performance figures are based upon historical results and are not necessarily representative of future performance.  Factors affecting the Fund’s performance include general market conditions, operating expenses, investment management and the imposition of sales charges.  Any additional fees charged by a dealer or other financial services firm would reduce the returns quoted in any such communications.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, 100 East Wisconsin Avenue, Suite 1500, Milwaukee, Wisconsin 53202, has been selected as the independent accountants for the Fund.  As such, it is responsible for auditing the financial statements of the Fund.

FINANCIAL STATEMENTS

The Fund is the accounting successor to the GSI Fund.  KPMG LLP has audited the financial statements for the GSI Fund, as contained in its Annual Report to Shareholders for the fiscal year ended November 30, 2003, which is incorporated herein by reference.  Unaudited financial statements for the GSI Fund, as contained in its Semi-Annual Report to Shareholders for the six months ended May 31, 2004, are also incorporated herein by reference.

PART C

OTHER INFORMATION

Item 23.  Exhibits

See “Exhibit Index.”

Item 24.  Persons Controlled by or under Common Control with Registrant

Registrant neither controls any person nor is under common control with any other person.

Item 25.  Indemnification

Article VIII of Registrant’s Articles of Incorporation provides as follows:

(a)

The Company shall indemnify such persons for such expenses and liabilities, in such manner, under such circumstances, and to the full extent permitted by Section 302A.521 of the MBCA, as now enacted or hereafter amended.

(b)

A director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of duty of loyalty to the Company or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the Company’s stock under MBCA Section 302A.559 or on the sale of unregistered securities or securities fraud under MBCA 80A.23; or (iv) liability for any transaction from which the director derived an improper personal benefit.  If the MBCA is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the MBCA, as amended.  Any repeal or modification of this Article VIII by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

(c)

Paragraphs (a) and (b) of this Article VIII are qualified by Section 17(h) of the 1940 Act which provides that neither the articles of incorporation nor the bylaws of any registered investment company may contain any provision which protects or purports to protect any director or officer of such company against any liability to the company or its security holders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking:  “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 26.  Business and Other Connections of the Investment Advisor

Besides serving as investment advisor to the Registrant and other private accounts, Kopp Investment Advisors, LLC (“Advisor”) is not currently and has not during the past two fiscal years engaged in any other business, profession, vocation, or employment of a substantial nature.  Information regarding the business, profession, vocation, or employment of a substantial nature of Advisor’s directors and officers is hereby incorporated by reference to the information contained under “Directors and Officers” in the SAI and Part I of the Advisor’s Uniform Application for Investment Advisor Registration on Form ADV, as filed with the SEC.

Item 27.  Principal Underwriters

(a)

None.

(b)

The principal business address of Centennial Lakes Capital, LLC (“Centennial”), the Registrant’s principal underwriter, is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.  The following information relates to each director and officer of Centennial:

Positions and Offices

Positions and Offices

        Name

With Underwriter

With Registrant

LeRoy C. Kopp

Governor

None

John P. Flakne

Chief Executive Officer,

Chief Executive Officer, President,

Chief Financial Officer

Chief Financial Officer, Treasurer

and Director

Kathleen S. Tillotson

Vice President, General Counsel

Executive Vice President

and Secretary

and Secretary

Gregory S. Kulka

Vice President of Marketing

First Vice President

(c)

None.

Item 28.  Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are in the possession of Advisor, at Registrant’s corporate offices, except records held and maintained by U.S. Bank, N.A., 425 Walnut Street, Cincinnati, Ohio 45202 and U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin  53202, relating to the former’s function as custodian and the latter’s function as transfer agent, administrator and fund accountant.

Item 29.  Management Services

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 30.  Undertakings.

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of Edina and State of Minnesota on the 25th day of June, 2004.

KOPP FUNDS, INC. (Registrant)

By:

/s/ John P. Flakne_______________________________

John P. Flakne

Chief Executive Officer and President

Each person whose signature appears below constitutes and appoints John P. Flakne his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory body, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A has been signed below by the following persons in the capacities and on the date(s) indicated.

Name

Title

Date

/s/ John P. Flakne___________

Chief Executive

June 25, 2004

John P. Flakne

Officer, President, Chief Financial

Officer, Treasurer and Director

(principal executive and financial officer)

/s/ Robert L. Stehlik__________

Director

June 25, 2004

Robert L. Stehlik

/s/ Thomas R. Stuart__________

Director

June 25, 2004

Thomas R. Stuart

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference to	Filed Herewith

(a.1)	Registrant’s Articles of Incorporation	Form N-1A filed June 20, 1997

(a.2)	Certificate of Amendment to Registrant’s Articles of Incorporation (to create Series A, Class A and Class I shares)	Form N-1A filed September 16, 1997

(a.3)	Certificate of Designation to Registrant’s Articles of Incorporation (to create Series A, Class C shares)	Form N-1A filed December 29, 1998

(a.4)	Certificate of Designation to Registrant’s Articles of Incorporation (to create Series B, Class A, Class C and Class I shares)		X

(b)	Registrant’s By-Laws	Form N-1A filed June 20, 1997

(c)	None	N/A

(d.1)	Investment Advisory Agreement	Form N-1A filed September 16, 1997

(d.2)	Amendment to Investment Advisory Agreement	Form N-1A filed January 22, 2002

(d.3)	Second Amendment to the Investment Advisory Agreement (to reflect restructuring of advisor)	Form N-1A filed January 27, 2004

(d.4)	Exhibit B to the Investment Advisory Agreement (to add Series B shares)		X

(e.1)	Amended and Restated Distribution Agreement	Form N-1A filed December 29, 1998

(e.2)	Amendment to Distribution Agreement	Form N-1A filed January 22, 2002

(e.3)	Second Amendment to the Amended and Restated Distribution Agreement (to reflect administrator’s name change)	Form N-1A filed January 27, 2004

(e.4)	Third Amendment to the Amended and Restated Distribution Agreement (to reflect restructuring of distributor)	Form N-1A filed January 27, 2004

(e.5)	Exhibit B to the Amended and Restated Distribution Agreement (to add Series B shares)		X

(e.6)	Form of Selected Dealer Agreement	Form N-1A filed September 16, 1997

(f)	None	N/A

(g)	(i) Custodian Agreement	Form N-1A filed September 16, 1997

	(ii) First Amendment to Custodian Agreement (to add Series A, Class C shares)	Form N-1A filed December 29, 1998

	(iii) Second Amendment (Addendum) to Custodian Agreement (to reflect custodian’s name change)	Form N-1A filed December 29, 1998

	(iv) Third Amendment to Custodian Agreement (to reflect custodian’s name change)	Form N-1A filed January 22, 2002

	(v) Fourth Amendment to Custodian Agreement (relating to fee)		X

	(vi) Fifth Amendment to the Custodian Agreement (to add Series B shares)		X

(h.1)	(i) Transfer Agent Servicing Agreement	Form N-1A filed September 16, 1997

	(ii) First Amendment to Transfer Agent Servicing Agreement (relating to fee)	Form N-1A filed December 30, 1998

	(iii) Addendum to Transfer Agent Servicing Agreement (to add Series A, Class C shares)	Form N-1A filed December 30, 1998

	(iv) Second Amendment to Transfer Agent Servicing Agreement (relating to fee)	Form N-1A filed January 25, 2000

	(v) Third Amendment to Transfer Agent Servicing Agreement (relating to privacy policy)	Form N-1A filed January 22, 2002

	(vi) Fourth Amendment to Transfer Agent Servicing Agreement (relating to transfer agent’s name change)	Form N-1A filed January 22, 2002

	(vii) Fifth Amendment to Transfer Agent Servicing Agreement (relating to anti-money laundering procedures)	Form N-1A filed January 27, 2004

	(viii) Sixth Amendment to Transfer Agent Servicing Agreement (relating to fee)		X

	(ix) Seventh Amendment to Transfer Agent Servicing Agreement (to add Series B shares)		X

(h.2)	(i) Administration Agreement	Form N-1A filed September 16, 1997

	(ii) First Amendment to Administration Agreement (relating to Code of Ethics)	Form N-1A filed January 22, 2002

	(iii) Second Amendment (Addendum) to Administration Agreement (to add Series A, Class C shares)	Form N-1A filed December 29, 1998

	(iv) Third Amendment to Administration Agreement (relating to administrator’s name change)	Form N-1A filed January 22, 2002

	(v) Fourth Amendment to Administration Agreement (relating to fee)		X

	(vi) Fifth Amendment to the Administration Agreement (to add Series B shares)		X

(h.3)	(i) Fund Accounting Agreement	Form N-1A filed September 16, 1997

	(ii) First Amendment (Addendum) to Fund Accounting Agreement (to add Series A, Class C shares)	Form N-1A filed December 29, 1998

	(iii) Second Amendment to Fund Accounting Agreement (relating to fee)	Form N-1A filed January 25, 2000

	(iv) Third Amendment to Fund Accounting Agreement (relating to fund accountant’s name change)	Form N-1A filed January 22, 2002

	(v) Fourth Amendment to the Fund Accounting Agreement (to add Series B shares)		X

(h.4)	(i) Fulfillment Servicing Agreement	Form N-1A filed September 16, 1997

	(ii) Addendum to Fulfillment Servicing Agreement (to add Series A, Class C shares)	Form N-1A filed December 29, 1998

	(iii) First Amendment to Fulfillment Servicing Agreement (relating to privacy policy)	Form N-1A filed January 22, 2002

	(iv) Second Amendment to Fulfillment Servicing Agreement (relating to fulfillment agent’s name change)	Form N-1A filed January 22, 2002

	(v) Third Amendment to the Fulfillment Servicing Agreement (to reflect restructuring of advisor and distributor)	Form N-1A filed January 27, 2004

	(vi) Fourth Amendment to the Fulfillment Servicing Agreement (to add Series B shares)		X

(h.5)	Addendum to Firstar Servicing Agreements (to change name)	Form N-1A filed December 29, 1998

(i.1)	Opinion and Consent of Godfrey & Kahn, S.C. (relating to Series A shares)	Form N-1A filed September 16, 1997

(i.2)	Consent of Godfrey & Kahn, S.C. relating to Exhibit (i.1)	Form N-1A filed January 27, 2004

(i.3)	Opinion and Consent of Godfrey & Kahn, S.C. (relating to Series B shares)		X

(j)	Consent of KPMG LLP		X

(k)	None	N/A

(l)	Initial Subscription Agreement	Form N-1A filed September 16, 1997

(m.1)	Amended and Restated Rule 12b-1 Distribution and Shareholder Servicing Plan		X

(m.2)	Amended and Restated Form of 12b-1 Related Agreement (for each Series, Class A, Class C and Class I shares)	Exhibit m.1 hereto

(n)	Amended and Restated Rule 18f-3 Multi-Class Plan		X

(o)	Reserved	N/A

(p)	Code of Ethics	Form N-1A filed January 27, 2004